 Exhibit 99.1

Nexa Reports First Quarter 2021 Results including Adjusted EBITDA of US$180 Million

Luxembourg, April 29, 2021 – Nexa Resources S.A. (“Nexa Resources”, “Nexa”, or “Company”) announces today its results for the three months ended March 31, 2021. This Earnings Release should be read in conjunction with the unaudited condensed consolidated interim financial statements of Nexa and the notes thereto at and for the three-month period ended March 31, 2021 (the “1Q21 Consolidated Financial Statements”). This document contains forward-looking statements.

CEO Message – Tito Martins

“We have been able to safely operate and deliver robust results. Nexa has recorded the third-highest-quarter Adjusted EBITDA in its history, overcoming the challenging scenario.

While people around the world are being vaccinated, the recent increase in COVID-19 cases in Brazil and Peru is a concern. All protocols to mitigate the spread of COVID-19 in our operations and projects remain in place.

We believe that we are well positioned to continue to deliver sustainable operational and financial results. Our balance sheet remains solid. We continue to focus on protecting our people, ensuring business continuity and delivering the Aripuanã project. Furthermore, we are enhancing our practices in ESG and, from this year on, we have established metrics for our executives on their bonus.

Nexa has a unique portfolio of projects, and we are building a path to steady growth in zinc and copper in the Americas in the long-term. We are confident that we will be able to continue to create value for all our stakeholders by maximizing the returns of our operations and growth projects, building the mining of the future.”

Highlights

1Q21 Operational and Financial

▪	Consolidated net revenue reached US$603 million in the first quarter compared with US$442 million a year ago, mainly driven by higher metal prices and volumes.

▪	Zinc production of 77kt in the quarter increased slightly (+0.7%) compared to 1Q20, primarily driven by higher production in Cerro Lindo and El Porvenir, which were impacted in 1Q20 by the temporary operating restrictions, due to COVID-19, imposed by the Peruvian government in mid-March 2020.

▪	In 1Q21, metal sales were 148kt, up 2% higher from 1Q20, mainly driven by the strong demand in our home markets.

▪	Adjusted EBITDA was US$180 million in 1Q21 compared with US$44 million in 1Q20 and US$167 million in 4Q20.

▪	Mining cash cost[1] in 1Q21 was US$0.24/lb compared with US$0.52/lb in 1Q20, mainly driven by higher by-products credits and lower operating costs. Compared to 4Q20, mining cash cost decreased by 27%.

▪	Smelting cash cost[1] in 1Q21 was US$1.00/lb compared with US$0.80/lb in 1Q20, mainly explained by higher zinc prices and the increase in operating costs as a result of higher production. Compared to 4Q20, smelting cash cost increased by 8% due to higher prices and lower by-products credits.

1 Our cash cost net of by-products credits is measured with respect to zinc sold.

Earnings Release – 1Q21

▪	Incremental costs related to COVID-19 in 1Q21 amounted to US$4.2 million, which were partially offset by other costs savings.

▪	Net income in 1Q21 totaled US$32 million or US$0.17 per share.

▪	Nexa declared in February and paid in March a cash dividend of US$0.26 per common share to its shareholders for a total payment of approximately US$35 million.

▪	Net debt to Adjusted EBITDA for the last twelve months maintained its downward trend and stood at 1.73x, reflecting the improvement in the results of our operations.

▪	Liquidity remains strong. Total cash amounted to US$1,034 million at March 31, 2021 and our current available liquidity is US$1,334 million, including the revolving credit facility.

▪	On March 17, 2021 Nexa announced the acquisition of 29,895,754 common shares of Tinka Resources Limited (“Tinka”) from an arm’s length shareholder in a private transaction at a price of C$0.26 per share. A second tranche of 654,758 common shares was acquired in April 2021 for the same price. As a result, as of the date of this release, Nexa owns approximately 9% of the issued and outstanding common shares of Tinka.

▪	In April, we published our 2020 Annual Report according to the Integrated Reporting Council (IIRC) standard and to the Global Reporting Initiative (GRI) standard.

▪	In April, Moody’s affirmed its “Ba2” rating on Nexa and changed the outlook from “negative” to “stable”. The change reflects (i) the normalization of production levels after the disruptions caused by the lockdowns in Peru in 2020; (ii) the efficiencies and costs savings achieved by the Nexa Way program; and (iii) adequate liquidity.

Operational efficiency program | Nexa Way

▪	Nexa Way program was initiated in mid-2019, aiming to structurally improve our business model and change our organizational culture. In that same period, we implemented initiatives that we expected to generate at least US$120 million in annualized EBITDA until the end of 2021. In 1Q21, these initiatives generated an estimated annualized impact to EBITDA of US$105 million.

▪	As previously-disclosed, new opportunities have emerged in 2020. New initiatives were implemented in 2H20 and additional initiatives are expected to be implemented until the end of 2Q21 with some non-recurring additional costs, temporarily increasing our sales, general and administrative expenses (“SG&A”). In 1Q21, new initiatives have been implemented at a cost included in our SG&A of US$3 million. These new initiatives are estimated to generate an additional annualized positive impact to EBITDA of US$60 million.

▪	Our ability to achieve this target through 2021 depends on future metal prices, production and demand recovery, among other factors.

Guidance

▪	We are maintaining our 2021 production guidance for copper, lead and silver and updating guidance for zinc. We are reducing zinc production by 10kt due to ongoing suspension of the Extremo Norte mine and lower production at Atacocha in 1Q21.

▪	Sales, cash cost and investment guidance for the year remain unchanged.

▪	Refer to our “Nexa | Outlook” section for further details.

Projects

▪	The Vazante mine-deepening brownfield project continues to progress. Phase 2 of the EB-140 excavation is underway as planned and is expected to be concluded by the end of 2021.

▪	Bonsucesso engineering studies (FEL3) continue to progress. We continued brownfield expansion drilling in the central zone of Bonsucesso and scout drilling in Carrancas. Bonsucesso is expected to extend the life of mine of Morro Agudo.

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Earnings Release – 1Q21

▪	Magistral engineering studies (FEL3) phase continue to progress. We concluded the mine refinement study.

▪	With respect to Hilarión, the exploratory drilling program to drill test the Hilarión Sur target has started at the end of 1Q21, aiming to confirm the southwest continuity of the deposit.

▪	The pre-feasibility studies at Pukaqaqa remain on hold. The first phase of the metallurgical testing was concluded and the second phase is expected to start in 3Q21. Exploration activities at Florida Canyon project are also on hold.

Aripuanã

▪	The project´s physical progress reached 78.8% at the end of March, 2021. We are on track to conclude mechanical completion in 4Q21 and to start production in early 2022.

▪	In 1Q21, we invested US$40 million, with cumulative incurred CAPEX of US$353 million since the beginning of the construction.

▪	We continue with mine development activities in both Arex and Link mines. In March, we also initiated stoping (trial mining) activities at Arex, in line with the timeline presented in October 2020. We have 250 employees working on mine development at Aripuanã.

▪	Over 90% of long lead equipment has already been delivered to site.

▪	The qualification program for future mining operators has continued to progress. We trained 285 in the first two classes, and currently have a third class undergoing training.

▪	Refer to our “Aripuanã project” section for further details.

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Earnings Release – 1Q21

Selected indicators

US$ million (except indicated otherwise)	1Q21	4Q20	1Q20	1Q21 vs. 4Q20		1Q21 vs. 1Q20
Treated ore (kt)	2,960.2	3,150.2	2,806.6	(6.0)%		5.5%

Mining Production | contained in concentrate
Zinc (kt)	77.4	91.9	76.9	(15.8)%		0.7%
Copper (kt)	7.9	8.5	7.0	(7.1)%		12.6%
Lead (kt)	10.4	12.5	9.4	(17.5)%		10.5%

Metal sales (kt) (1)	148.4	161.8	145.3	(8.3)%		2.1%

Consolidated Net Revenue	602.9	634.5	442.1	(5.0)%		36.4%

Mining	97.3	87.2	(16.6)	11.6%		-
Smelting	83.6	82.6	61.4	1.1%		36.2%
Eliminations & Adjustments	(0.9)	(2.5)	(1.1)	(62.8)%		(13.3)%
Adjusted EBITDA (2)(3)	180.0	167.3	43.7	7.6%		311.7%
Adj. EBITDA margin (%)	29.8%	26.4%	9.9%	3.5	p.p.	19.9	p.p.

Expansion (4)	42.0	72.4	41.1	(42.0)%		2.0%
Sustaining	29.1	39.8	21.9	(26.9)%		33.0%
HSE	1.8	1.8	10.5	(2.1)%		(83.1)%
Others (5)(6)	11.0	(11.8)	6.6	-		66.7%
Capital Expenditures	83.8	102.2	80.1	(18.0)%		4.6%

Liquidity and Indebtedness
Total cash (7)	1,033.8	1,121.2	675.1	(7.8)%		53.1%
Net debt	932.7	923.7	940.7	1.0%		(0.9)%
Net debt / LTM Adj. EBITDA (x)	1.73	2.29	3.30	-		-

(1) Consolidated sales of metallic zinc and zinc oxide (in kt of product volume). Kt refers to one thousand metric tons.

(2) Includes non-recurring expenses relating to the Nexa Way program of US$3 million in 1Q21, US$5 million in 4Q20, and US$2 million in 1Q20. In 1Q21, Nexa accrued US$4.1 million of abnormal production costs due to the illegal disruption caused by protest activities undertaken by local communities, which resulted in the temporary suspension of this mine’s production during several days in January and March 2021.

(3) Refer to “Use of Non-IFRS Financial Measures” for further information. For details on segment definition and accounting policy, please refer to explanatory note 1 – “Information by business segment and geographic area” in the 1Q21 Consolidated Financial Statements.

(4) Includes Aripuanã project investment.

(5) Modernization, IT and others.

(6) Tax credits of US$3 million in 1Q21 included.

(7) Cash, cash equivalents and financial investments.

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Earnings Release – 1Q21

Nexa response to COVID-19

The Crisis Committee, created in 1Q20 in response to the COVID-19 outbreak, which includes all executive officers of the Company, certain key general managers and personnel to carry out preventive procedures in its operations and offices, remains in place. Our commitment to safety and the protection of our employees, third-party contractors and host communities is our highest priority.

Following the best market practices, international benchmark protocols to mitigate the spread of COVID-19 were implemented in all of our operations.

We continue working on three main fronts: Health, Safety and People; Business Continuity; and Stakeholders.

In 1Q21, COVID-19 related costs totaled US$4.2 million (US$3.8 million in mining, US$0.3 million in smelting and US$0.1 million in corporate) and are included in cost of sales and in operating expenses. These incremental costs are mainly related to, among others:

▪	Suitability of our facilities for the new safety protocols;

▪	Additional health and safety protocols, such as COVID-19 antibody tests and health checks;

▪	Increased site cleaning and hygiene services;

▪	Acquisition of protective equipment and medical assistance;

▪	Impact of social distancing related measures, including higher transportation costs, lower number of employees on site and reorganization of common areas, such as cafeterias and accommodation; and

▪	Community support.

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Earnings Release – 1Q21

Nexa | Outlook

Nexa has reassessed production guidance as a result of the temporary suspension of production at the Atacocha San Gerardo open pit and the Extremo Norte mines, detailed below. 2021 production guidance has been updated to 310-342kt from 322-353kt.

In 1Q21, Atacocha host communities illegally blocked road access to the plant. As a result, production was temporarily suspended and mining activities were limited to critical operations.

During a regular inspection at the Extremo Norte mine, above-normal ground displacements were identified in the area around the mine’s main access and the escape route. On March 19, 2021 Nexa informed, as a preventive measure, the temporary suspension of the Extremo Norte underground mine activities in Vazante. Mining activities are expected to resume in July.

The following changes have been made to production guidance:

▪	Cerro Lindo: production guidance is maintained. We estimate to accelerate production in the following quarters after a seasonal-low first quarter.

▪	El Porvenir: production and cost guidance remains unchanged.

▪	Atacocha: full year guidance range for zinc production has been lowered to reflect first quarter production. 2021 production is estimated to be between 8-10kt versus 10-11kt.

▪	Vazante: as previously-disclosed, full year zinc production guidance was reduced to 130-140kt to reflect the temporary suspension of the Extremo Norte mine, which is estimated to resume activities by July 2021. Production guidance for the other metals remains unchanged as we increased throughput at the Vazante mine.

▪	Morro Agudo: production guidance remains unchanged.

Sales, cash cost and investment guidance for 2021 remains unchanged from that provided on January 19, 2021. For further information, see news release “Nexa meets 2020 production, exceeds sales guidance and provides 2020 operational results and 2021-2023 guidance”.

While people around the world have been getting vaccinated, the number of cases of COVID-19 in Latin America has increased and remains a concern. Our operating scenario still requires caution. Our guidance assumes that we will continue to overcome the scenario of restricted protocols to access our mines and potentially more limited workforce and logistics. Guidance is subject to the continuous evaluation of the impact of COVID-19 in our operations, supply chain and demand for our products.

Although a high level of uncertainty remains in the short-term, we remain positive about the long- term outlook and market fundamentals for both zinc and copper.

Nexa should continue to enjoy regional competitive advantages, as a significant part of our revenue originates from Latin America.

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Earnings Release – 1Q21

Mining segment

Main products

Metal contained (in concentrate)		1Q21	2021e Updated
Zinc	kt	77	310	-	342
Cerro Lindo		25	104	-	112
El Porvenir		12	50	-	60
Atacocha		1.2	8	-	10
Vazante		35	130	-	140
Morro Agudo		4.5	18	-	20

Copper	kt	7.9	26	-	30
Cerro Lindo		7.9	26	-	29
El Porvenir		0.1	0.4	-	0.4

Lead	kt	10	42	-	49
Cerro Lindo		3.3	13	-	14
El Porvenir		4.0	15	-	18
Atacocha		1.4	9.3	-	10
Vazante		0.4	1.0	-	1.5
Morro Agudo		1.2	4.3	-	5.0

Silver	koz	2,065	8,531	-	9,317
Cerro Lindo		942	3,655	-	3,808
El Porvenir		852	3,469	-	3,873
Atacocha		157	1,061	-	1,241
Vazante		114	345	-	395

Smelting segment

After a seasonal-low first quarter, smelter sales are expected to improve in the next quarters, also supported by global economy growth.

Smelting sales		1Q21	2021e

Metal	kt	148	615	-	635
Zinc metal		139	580	-	596
Zinc oxide		10	35	-	39

2021 Cash costs

We are maintaining our cash cost guidance for all mines and smelters. We do not anticipate any material impact from the revised annual production for Atacocha and Vazante mines.

Cash Cost (US$/lb)	1Q21	2021 Guidance

Mining Cash Cost (1)	0.24	0.33
Cerro Lindo	(0.22)	0.00
El Porvenir	0.60	0.52
Atacocha	(1.31)	0.27
Vazante	0.41	0.47
Morro Agudo	0.79	0.79

Smelting Cash Cost (2)	1.00	0.95
Cajamarquilla	1.01	0.96
Três Marias	1.00	0.93
Juiz de Fora	0.92	0.96

(1)C1 Weighted Cash cost net of by-products credits is measured with respect to zinc sold per mine.

(2)C1 Weighted Cash cost net of by-products credits is measured with respect to zinc sold per smelter.

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Earnings Release – 1Q21

Note: Cash costs are based on several assumptions, including but not limited to production volumes, commodity prices, foreign exchange rates, and operating costs. Cash cost numbers include and contemplate COVID-19 incremental costs but do not include the impact of idle capacity costs in the Atacocha mine in 1Q21.

2021 Capital Expenditures (“CAPEX”)

The estimated CAPEX for 2021 is US$450 million and remains unchanged, outlined below.

CAPEX	2021 Guidance
(US$ million)
Expansion projects	237
Aripuanã	232
Others (1)	5
Non-Expansion	213
Sustaining (2)	166
HSE	33
Others (3)	14
TOTAL	450

(1) Including Vazante LOM extension, Magistral FEL3 and Bonsucesso FEL3 studies completion.

(2) Investments in tailing dams are included in sustaining expenses.

(3) Modernization, IT and others.

Exploration & Project Evaluation and Other Expenses

Other operating expenses	2021 Guidance
(US$ million)
Exploration	51
Mineral Exploration	32
Mineral rights	8
Sustaining (mine development)	11
Project Evaluation	20
Exploration & Project evaluation	71

Other	19
Technology	9
Communities	10

For the year, our mineral exploration and project evaluation expenses guidance of US$71 million remains unchanged.

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Earnings Release – 1Q21

Aripuanã project

On March 22, 2021, Nexa filed a technical report on the Aripuanã project (as part of the voluntary early adoption of the SEC’s new disclosure requirements for mining reserves and resources under a new subpart 1300 of Regulation S-K (“S-K 1300”). This report was prepared based on the previously-filed technical report filed on November 19, 2020, in accordance with the Canadian Securities Administrators’ National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”).

The current project targets three main elongated mineralized zones (Arex, Link and Ambrex) that have been defined in the central portion of the project. Based on the current estimate of Mineral Reserves2, the deposits support a production rate of 2.2Mtpa, producing an average of 70kt of zinc per year and zinc equivalent production is estimated at 119kt per year for approximately 11 years. Based on the estimated Inferred Mineral Resources, we believe life of mine could be extended beyond 20 years.

The project timeline remains unchanged. The project’s mechanical completion is expected in 4Q21 and production is scheduled to start in early 2022 with an estimated zinc equivalent production of 108kt in 2022.

The total estimated CAPEX for the project is also maintained at US$547 million. We estimate CAPEX of US$232 million in 2021, with residual investments of about US$1 million to be made in 2022.

1Q21 project update

In 1Q21, we invested US$40 million to develop Aripuanã (nearly 18% of the planned CAPEX for 2021) with cumulative incurred CAPEX of US$353 million since the beginning of the construction.

As previously-disclosed, the remaining CAPEX will be supported by our current cash position, future cash generation and a long-term loan agreement with BNDES of approximately US$140 million that matures in 2040.

The project timeline and capital cost of the Aripuanã project set out above are subject to the successful execution of the updated project plan and our current assessment of COVID-19 impact which is ongoing.

The updated status of the project was as follows:

▪	96.8% of procurement has been completed (compared to 93% in 4Q20); and

▪	Over 90% of long lead equipment (including SAG, vertical and ball mill, crushers, flotation columns, flotation cells, thickener, e-houses, among others) has already been delivered to site (compared to 80% in 4Q20).

Overall project physical progress reached 78.8% at the end of March, 2021. Horizontal mine development reached an accumulated 8,716 meters at the end of March, compared to 6,643 meters at the end of December 2020. Approximately 167kt of ore was stockpiled, up from 136kt at the end of December.

We have a total of 250 mine operations employees working on mine development. In addition, the qualification program for future mining operators has continued to progress. We trained 285 people in the first two classes. We have a third ongoing training class with 57 students (56% of whom are women) and plan to start another two classes (with 50 students each). We are also conducting an electromechanical technician course with 43 students.

2 Estimated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) 2014 Definition Standards (“2014 CIM Definition Standards”) as incorporated in the Canadian Securities Administrators’ National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”).

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Earnings Release – 1Q21

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Earnings Release – 1Q21

Consolidated performance

Net revenue

US$ million	1Q21	4Q20	1Q20	1Q21 vs. 4Q20	1Q21 vs. 1Q20
Revenue – Mining	255.2	269.4	162.5	(5.3)%	57.1%
Revenue – Smelting	467.4	481.8	371.8	(3.0)%	25.7%
Intersegment Results	(129.3)	(136.3)	(87.7)	(5.1)%	47.4%
Adjustments	9.6	19.6	(4.5)	(50.9)%	-
Net Revenue	602.9	634.5	442.1	(5.0)%	36.4%

In 1Q21, net revenue was US$603 million, 36% higher year-over-year, mainly driven by higher metal prices. The LME average prices for zinc, copper, and lead were up by 29%, 51%, and 9%, respectively.

Compared to 4Q20, net revenue decreased by 5.0% due to lower production and sales volumes; partially offset by the increase in average metal prices. The LME average zinc, copper and lead prices increased by 5%, 19% and 6%, respectively.

Cost of sales

US$ million	1Q21	4Q20	1Q20	1Q21 vs. 4Q20	1Q21 vs. 1Q20
Cost of sales – Mining	(163.6)	(177.5)	(183.2)	(7.8)%	(10.7)%
Cost of sales – Smelting	(380.5)	(397.0)	(313.2)	(4.2)%	21.5%
Intersegment Results	129.3	136.3	87.7	(5.1)%	47.4%
Adjustments	(8.0)	(21.8)	17.4	(63.1)%	-
Cost of sales	(422.8)	(460.1)	(391.3)	(8.1)%	8.0%

In 1Q21, cost of sales amounted to US$423 million, up 8% year-over-year driven by the increase in metal prices, affecting the concentrate cost at our smelting segment, higher mine and smelter production; which were partially offset by the gains from the average depreciation of the Brazilian real (“BRL”) against the U.S. dollar and lower operating costs in the mine segment.

Compared to 4Q20, cost of sales decreased by 8% due to lower costs and volumes. Cost of sales also benefited from the average depreciation of the BRL against the U.S. dollar.

Abnormal cost of production related to Atacocha’s temporary production suspension in response to illegal community protests totaled US$4 million in 1Q21.

SG&A

In 1Q21, SG&A expenses amounted to US$37 million, including a non-recurring expense of US$3 million related to the Nexa Way program. SG&A expenses were down 12% and 17% compared to 1Q20 (US$42 million) and 4Q20 (US$44 million), respectively, as a result of higher Nexa Way expenses incurred in the prior periods. Excluding Nexa Way expenses in both periods, SG&A in 1Q21 decreased by 15% from 1Q20 reflecting our efforts to reduce costs.

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Earnings Release – 1Q21

Operational efficiency program – Nexa Way

The Nexa Way program continues to advance. We remain focused on capturing the gains of the initiatives implemented in 2019 and we estimate these initiatives have generated an estimated annualized impact to EBITDA of US$105 million. We continue to target an improvement of at least US$120 million in annualized EBITDA by 2021.

As previously disclosed, in light of the COVID-19 outbreak new opportunities emerged and in 2H20 new initiatives were implemented. In 1Q21, additional initiatives have been implemented at an estimated non-recurring cost in our SG&A of US$3 million. We expect other initiatives to be implemented until the end of 2Q21 at an additional non-recurring expense in our SG&A of US$3 to 7 million. All these new initiatives are estimated to generate an additional annualized positive impact to EBITDA contribution of approximately US$60 million by the end of 2021.

Our ability to achieve this target largely depends on future metal prices, production and demand recovery.

The Nexa Way initiatives are primarily related to our operations, including priorities such as, among others, increased recovery rates, reduction in energy costs, reduction in operational dilution in our mines, increased reprocessing of tailings, debottlenecking capacity at our smelters and increased roaster performance. The program also encompasses changes in our organizational culture including increased communication between operating teams and improved decision-making processes, among others. We are preparing transformation leaders focused on execution to help us disseminate our new culture throughout all of Nexa.

Nexa Way initiatives are monitored in four categories: operational, procurement, commercial and corporate.

Adjusted EBITDA

In 1Q21, Adjusted EBITDA was US$180 million compared with US$44 million in the same period a year ago. The main factors that contributed to this performance were (i) the positive US$52 million net price effect related to higher zinc prices; and (ii) the increase in by-products contribution of US$59 million driven by higher prices and sales volume. The U.S. dollar appreciation against Brazilian real had a positive impact of US$17 million. These factors were partially offset by the negative impact of US$6.2 million on other operating expenses related to an update of the environmental liability provision for Três Marias.

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Earnings Release – 1Q21

US$ million	1Q21	4Q20	1Q20
Adjusted EBITDA	180.0	167.3	43.7
Impairment (Reversal)	0.0	7.8	484.6
EBITDA	180.0	159.5	(440.9)
Deprec., amort. and depletion	(59.2)	(62.8)	(67.6)
Net financial results	(74.2)	3.6	(165.3)
Taxes on income	(15.0)	(45.5)	60.0
Net Income (loss)	31.6	54.8	(613.8)

Net financial result

The net financial result in 1Q21 was an expense of US$74 million compared to US$4 million income in 4Q20 primarily driven by a negative variation of foreign exchange variation and derivative financial instruments during the period.

The foreign exchange variation had a negative impact of US$37 million versus a positive impact of US$31 million in 4Q20, mainly explained by the 10% depreciation of the BRL against the U.S. dollar3 versus the 8% appreciation in the previous quarter.

Excluding the effect of the foreign exchange variation, the net financial result in 4Q20 was an expense of US$37 million compared to US$27 million in the previous quarter.

US$ thousand	1Q21	4Q20	1Q20
Financial income	1,921	1,902	3,622

Financial expenses	(34,215)	(38,148)	(39,742)

Other financial items, net	(41,885)	39,826	(129,227)
Foreign exchange gain (loss)	(37,106)	30,613	(118,724)

Net financial result	(74,179)	3,580	(165,347)
Net financial result excluding FX	(37,073)	(27,033)	(46,623)

Net income (loss)

Net income was US$32 million in 1Q21 compared to a net loss of US$614 million in 1Q20. The net income was primarily driven by the improvement in operating income, positively affected by higher metal prices, an increase in sales volumes and lower costs. Net income attributable to Nexa’s shareholders was US$23 million in 1Q21 resulting in earnings per share of US$0.17.

3 On March 31, 2021 the Brazilian real / U.S. dollar exchange rate at the end of period was R$5.697/US$1.00 compared to R$5.196/US$1.00 on December 31, 2020.

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Earnings Release – 1Q21

Business Performance

Mining segment4

Mining production

Consolidated		1Q21	4Q20	1Q20	1Q21 vs. 4Q20		1Q21 vs. 1Q20
Treated Ore	kt	2,960	3,150	2,807	(6.0)%		5.5%

Grade
Zinc	%	3.00	3.29	3.12	(29	)bps	(13	)bps
Copper	%	0.34	0.34	0.32	(1	)bps	2	bps
Lead	%	0.49	0.54	0.48	(5	)bps	1	bps
Silver	oz/t	0.95	0.94	0.87	0.9%		9.0%
Gold	oz/t	0.004	0.005	0.003	(15.4)%		36.9%

Production | metal contained
Zn	kt	77.4	91.9	76.9	(15.8)%		0.7%
Cu	kt	7.9	8.5	7.0	(7.1)%		12.6%
Pb	kt	10.4	12.5	9.4	(17.5)%		10.5%
Ag	koz	2,065	2,131	1,699	(3.1)%		21.6%
Au	koz	4.8	5.2	3.8	(8.0)%		26.6%

In 1Q21, treated ore volume was 2,960kt, up 5.5% compared to the same period last year. In Peru, the increase in Cerro Lindo (+14.7%) and El Porvenir (+18.5%) were partially offset by the decrease in Atacocha (-42.9%) mine, as previously explained. Also, note that mining production in 1Q20 was negatively affected by the measures imposed by the Peruvian government in its efforts to control the COVID-19 outbreak. Compared to 4Q20, treated ore volume decreased by 6%.

In Brazil, despite the temporary suspension at the Extremo Norte mine since mid-March, we have managed to increase ore throughput at the Vazante mine and treated ore volume at the Vazante operation increased by 3.0% from 1Q20.

Zinc equivalent production was 130kt in 1Q21, up 7% compared to 1Q20. The average zinc grade decreased by 13bps to 3.00%, mainly explained by the temporary suspension of the Extremo Norte mine, while lead increased by 1bps to 0.49% and copper head grade increased by 2bps to 0.34%.

Zinc production of 77kt in the quarter was slightly higher (+0.7%) than in 1Q20. Higher production in Peru was partially offset by the decrease in Brazil and lower average zinc head grade. Lead production, on the other hand, increased by 10.5% year-over-year to 10.4kt. Copper production followed the same trend and increased by 12.6% to 8kt.

Cerro Lindo

In 1Q21, treated ore volume of 1,599kt increased by 14.7% from 1Q21, impacted by the COVID-19 related mandatory measures in our Peruvian operations. Compared to 4Q20, treated ore volume decreased by 5% due to the scheduled maintenance of the tailings filter and poor weather conditions (heavy rainfall).

4 Segment consolidation available in the appendix.

14

Earnings Release – 1Q21

Zinc production was 25kt, up 19% compared to 1Q20, as a result of the increase in treated ore volume and higher grade. Zinc head grade averaged 1.79% in 1Q21, up 12bps compared to 1Q20. Compared to 4Q20, zinc production was 29% lower due to the above-mentioned factors and lower average grade mainly due to mining sequence and prioritization of stopes with higher copper in response to current LME copper prices.

Copper production was 8kt, up 13% compared to 1Q20 and down 7% from 4Q20. Copper average grade was 0.57% (similar to 1Q20 and 2bps lower than 4Q20).

Lead production was 3.3kt, up 51% from 1Q20 and down 35% compared to 4Q20. Lead average grade was 0.28% (up 6bps year-over-year and down 10bps from 4Q20).

In 1Q21, sustaining capital expenditures amounted to US$4.4 million, mainly related to mine development.

El Porvenir

Zinc production of 12kt was up 19% in 1Q21 compared to the same quarter last year, primarily driven by the 18% increase in treated ore volume. This increase was explained by the resumption of full production capacity in 1Q21, while in 1Q20 operations were impacted by the mandatory suspension required by the Peruvian government to mitigate the spread of the COVID-19. Zinc average head grade was 2.64%, up 4bps from 1Q20, as we accessed higher-grade areas. Compared to 4Q20, zinc production increased by 21%.

Copper production was relatively flat, while lead and silver production in 1Q21 followed the zinc trend and increased by 44% and 42%, respectively, when compared to 1Q20. Compared to 4Q20, copper production decreased by 47% (to 0.06kt) while lead increased by 25% and silver increased by 28%.

As previously-disclosed, by the end of 2021 we expect to complete modernization and debottleneck studies for El Porvenir to evaluate deepening of the mine and extension of its life-of-mine.

In 1Q21, sustaining capital expenditures amounted to US$8.6 million related to mine development and tailings dams elevation.

Atacocha

Treated ore volume was 185kt in 1Q21, down 42.9% year-over-year, primarily driven by the temporary suspension of operations. As previously-disclosed, Atacocha operation was suspended in January and in March due to illegal protest activities from local communities that blockaded the road. Consequently, mining activities were limited to critical operations with a minimum workforce to ensure appropriate maintenance, safety and security.

Zinc production of 1.2kt decreased by 2.4kt and 1.5kt compared to 1Q20 and 4Q20, respectively. Zinc head grade averaged 0.90% in the quarter, down 53bps versus 1Q20 and 19bps versus 4Q20.

Lead and silver production followed the same trend and decreased by 57% and 61% to 1.4kt and 157.3koz, respectively, from 1Q20. Compared to 4Q20, lead decreased by 51% while silver decreased by 52%.

Atacocha tailings dam elevation project: construction started in 4Q20 and is behind our original schedule due to the temporary suspension of activities in 1Q21. Completion is now expected by 4Q21 (versus 3Q21). This tailings dam raise is expected to support our operations until 2025.

In 1Q21, sustaining capital expenditures amounted to US$2.0 million, mainly driven by tailings dam elevation.

Vazante

Treated ore volume amounted to 408kt, up 3% from 1Q20. Compared to 4Q20, treated ore volume decreased by 2.4%.

15

Earnings Release – 1Q21

As previously-disclosed, during a regular inspection in March it was identified that the Extremo Norte mine presented above-normal ground displacements at the main ramp area. As a preventive measure, activities in this area have been temporarily suspended and the team is working to reassess the mine safely. We have managed to mitigate the decrease in production in Extremo Norte by increasing throughput at the Vazante mine and reaching ore sorter circuit at maximum capacity to offset the grade drop.

These unexpected ground displacements were due to the mine’s faster dewatering, which is required for Vazante’s operations. Continuous geotechnical monitoring supported by external experts were implemented. Activities to recover access have started and we expect to resume mine development by end of Q2. Extremo Norte mine production is still in evaluation as a part of the designed resumption plan.

Zinc production of 35kt in 1Q20 decreased by 5% compared to 1Q20 while zinc head grade decreased to 9.76%. The decrease in grade was a result of the suspension of Extremo Norte orebodies with higher zinc average grade.

Vazante mine deepening project: Phase 2 of the EB-140 excavation is underway as planned and is expected to be concluded by the end of 4Q21. The activities of CEMIG´s electric power line are still in progress but behind our original plan in response to the additional measures adopted to control COVID-19 spread. As a result, the project was rescheduled to be concluded by the end of 2021.

In 1Q21, sustaining capital expenditures amounted to US$6.1 million related to mine development.

Morro Agudo

Treated ore volume was 267kt, down 0.6% and 7.9% compared to 1Q20 and 4Q20, respectively.

Zinc production of 4.5kt in 1Q21 decreased by 17% compared to 1Q20. Zinc average grade decreased to 2.00% (38bps lower than 1Q20) as the higher-grade Ambrósia open pit reached the end of its mine life and was then suspended in 4Q20. Compared to 4Q20, zinc production decreased by 31%.

In 1Q21, sustaining capital expenditures amounted to US$0.5 million related to mine development.

Financial performance

US$ million	1Q21	4Q20	1Q20	1Q21 vs. 4Q20	1Q21 vs. 1Q20
Net Revenue	255.2	269.2	162.5	(5.2)%	57.1%
COGS	(163.6)	(176.6)	(183.2)	(7.3)%	(10.7)%
Gross Profit	91.6	92.6	(20.7)	(1.1)%	-
Adjusted EBITDA	97.3	87.2	(16.6)	11.6%	-
Adjusted EBITDA Mrg.	38.1%	32.4%	(10.2)%	5.8pp	48.3pp

Note: Financial performance pre intersegment eliminations.

Net revenue for the mining segment totaled US$255 million in 1Q21, up 57% versus 1Q20. This performance was mainly driven by (i) higher average LME prices for zinc, copper, lead and silver; and (ii) the increase in sales volumes as 1Q20 was impacted by mine closures in Peru due to COVID-19.

Cost of sales decreased by 11% in 1Q21 compared to 1Q20, to US$164 million. This decrease was primarily driven by (i) lower operating costs, positively affected by the suspension of the higher-cost Atacocha underground mine; and (ii) the depreciation of the Brazilian real against the U.S. dollar.

16

Earnings Release – 1Q21

Adjusted EBITDA for the mining segment in 1Q21 was US$97 million significantly recovering from the negative US$17 million reported in 1Q20. The increase was primarily due to (i) the positive variation related to higher zinc prices also impacting quotation period adjustments; (ii) higher by-products contribution; (iii) increase in sales volumes; and (iv) lower operating costs and corporate expenses; which were partially offset by (v) higher workers participation provisions and idle capacity costs related to the temporary suspension of Atacocha San Gerardo open pit; and (vi) incremental costs related to COVID-19.

Cash cost and AISC 5,6

Consolidated cash cost		1Q21	4Q20	1Q20	1Q21 vs. 4Q20	1Q21 vs. 1Q20
Cash cost net of by-products	US$/t	528	720	1,154	(26.7)%	(54.2)%
AISC net of by-products	US$/t	1,208	1,211	1,689	(0.3)%	(28.5)%
Cash cost net of by-products	US$/lb	0.24	0.33	0.52	(26.7)%	(54.2)%
AISC net of by-products	US$/lb	0.55	0.55	0.77	(0.3)%	(28.5)%

Note: Cash cost and AISC per ton sold does not include the impact of the cost of idleness (temporary suspension of Atacocha production) of US$3.2 million (or US$1.19/lb) in 1Q21.

Cash cost net of by-products for the mining segment in 1Q21 decreased by 54% to US$0.24/lb (or US$528/t) compared to US$0.52/lb (or US$1,154/t) in 1Q20. This decrease was primarily driven by (i) higher by-product prices with a positive impact of US$0.32/lb (or US$707)/t); and (ii) lower operating costs, positively affected by cost reduction initiatives with a positive impact of US$0.02/lb; partially offset by (iii) the decrease in zinc sales volume due to limited logistics at the end of the quarter with a negative impact of US$0.11/lb.

Compared to 4Q20, cash cost decreased by 27%, also driven by higher by-products credits and lower operational costs.

AISC net of by-products also decreased in 1Q21 to US$0.55/lb (or US$1,208/t), down 29% compared to 1Q20, impacted by the above-mentioned factors, lower sustaining CAPEX and corporate G&A.

For a reconciliation of cash cost and AISC net of by-products, please refer to the appendix section “All-in Sustaining Cost – Mining”.

5 Our cash cost and AISC net of by-products credits are measured with respect to zinc sold.

6 AISC does not include Aripuanã CAPEX.

17

Earnings Release – 1Q21

Smelting segment

Consolidated		1Q21	4Q20	1Q20	1Q21 vs. 4Q20	1Q21 vs. 1Q20
Production
Zinc metal	kt	143.4	149.2	138.3	(3.9)%	3.7%
Global Recovery	%	94.6	94.1	93.6	51bps	103bps
Zinc oxide	kt	10.4	11.1	8.1	(6.5)%	29.1%
Total	kt	153.8	160.3	146.4	(4.1)%	5.1%
Sales
Zinc metal	kt	138.5	151.1	137.4	(8.3)%	0.9%
Zinc oxide	kt	9.8	10.7	8.0	(8.0)%	23.7%
Total	kt	148.4	161.8	145.3	(8.3)%	2.1%

In 1Q21, total production was 154kt, up 5% from the same quarter a year ago, primarily driven by increased production in the Cajamarquilla smelter (+9.5%), which was required to reduce capacity according to measures announced by the Peruvian government to control the spread of COVID-19 in mid-March 2020. Compared to 4Q20, production was 4.1% lower also due to Cajamarquilla, affected by a planned maintenance shutdown in 1Q21 in addition to less operating days in the first quarter of the year.

Total sales amounted to 148kt, up 2% higher from 1Q20, mainly driven by the continued demand recovery in our home markets. Given that the demand in our primary home market outstripped our production levels in the quarter, in order to be able to supply all our clients and take advantage of attractive premiums, our Três Marias smelter purchased for resale 2.8kt of metal from third-parties during 1Q21. Compared to 4Q20, sales decreased by 8% due to lower seasonal demand.

Peru

In 1Q21, Cajamarquilla smelter production was 83kt, up 9.5% compared to 1Q20. From March 18, 2020 until May 10, 2020 Cajamarquilla operated at reduced capacity due to restrictive measures imposed by the Peruvian government related to the pandemic. Recovery rates also improved year-over-year (to 94.8% from 93.1%) as a result of better operational stability and quarter-over-quarter (from 94.4%) as a result of improved raw material feed (with lower iron grades) compared to 4Q20. Compared to 4Q20, smelter production was 6% lower primarily due the accelerated calcine stock consumption during 4Q20 to increase production and meet strong demand, which consequently affected calcine availability for consumption in 1Q21. In addition, there was a planned maintenance shutdown of our roaster in the quarter.

In March 2021, one of our third-party raw material suppliers temporarily shut down its facility. Although we have been able to partially offset this decrease from other raw material suppliers, given the lack of visibility as to the timing of the production resumption, we estimate that we could potentially have an annual impact on Cajamarquilla smelter production from 15 to 20kt.

We do not expect our annual sales guidance to be affected, as we anticipate that we will be able to mitigate this potential decrease in smelter production by increasing our purchase of metal from third-parties for resale.

Metal sales were 78kt in 1Q21, 2% higher than 1Q20 as a result of the continued recovery in demand from our home markets. Sales decreased by 11% compared to 4Q20 due to lower seasonal demand.

In 1Q21, sustaining capital expenditures amounted to US$5.3 million, mainly driven by equipment replacement and repairs.

18

Earnings Release – 1Q21

Brazil

In 1Q21, smelter production amounted to 71kt, which was relatively stable compared to 1Q20 (+0.3%). The increase in total production at Três Marias was partially offset by the decrease in Juiz de Fora.

Metal sales amounted to 61kt, decreasing slightly (-0.3%) from 1Q20 while total smelter sales (zinc metal + zinc oxide) increased by 3% to 71kt.

Três Marias

Três Marias total production (zinc metal + oxide) was slightly up year-over-year as the decrease in metallic zinc recovery in Três Marias was more than offset by higher zinc oxide production. Compared to 4Q20, total metal production decreased by 2%.

Metallic zinc production in Três Marias was down 3% from 1Q20 and up 1% quarter-over-quarter. Zinc metal recovery rate decreased from 95.2% to 94.6% in 1Q21, impacted by a maintenance at the silicate circuit in the period and the supply decrease from the Extremo Norte mine zone at Vazante. In order to mitigate the impact from lower recovery, we were able to consume calcine inventory we had available. Zinc oxide production increased to 10.4kt from 8.1kt in 1Q20.

In 1Q21, zinc metal sales were 41kt, up 2% from 1Q20 driven by strong demand in our home markets in the period. Compared to 4Q20, sales decreased by 4% due to lower seasonal demand.

Murici project: our Murici tailings project involves the construction of a new tailings disposal facility in Três Marias. The project is divided into four phases (Central Module, East Module, West II Module and West I Module). The construction of the last phase, the West I Module, was completed in December 2020 and should allow the disposal of tailings until 2023. The operating license is pending approval by the environmental authorities (SUPRAM). In February 2021, the SUPRAM visited the site and we expect the operating license approval process to be concluded in 2Q21.

In 1Q21, sustaining capital expenditures amounted to US$1.0 million due to equipment replacement and dam elevation.

Juiz de Fora

In 1Q21, Juiz de Fora production was 21kt, down 5% and 4% compared to 1Q20 and 4Q20, respectively. Similar to Cajamarquilla, given our efforts in 4Q20 to increase production due to strong demand, we started the year with a lower level of calcine inventory, which limited our production capacity in 1Q21. Recovery rates averaged 93.9% in 1Q21, improving from 92.1% in 1Q20 and 93.3% in 4Q20.

Zinc metal sales totaled 20kt in 1Q21, following the decrease in production.

In 1Q21, sustaining capital expenditures amounted to US$0.9 million for equipment replacement and repairs.

Financial performance

US$ million	1Q21	4Q20	1Q20	1Q21 vs. 4Q20	1Q21 vs. 1Q20
Net Revenue	467.4	481.8	371.8	(3.0)%	25.7%
COGS	(380.5)	(397.0)	(313.2)	(4.2)%	21.5%
Gross Profit	86.9	84.8	58.6	2.6%	48.3%
Adjusted EBITDA	83.6	82.6	61.4	1.1%	36.2%
Adjusted EBITDA Mrg.	17.9%	17.2%	16.5%	0.7pp	1.4pp

Note: Financial performance pre intersegment eliminations.

19

Earnings Release – 1Q21

Net revenue was US$467 million in 1Q21, 26% higher compared to US$372 million in 1Q20, mainly due to higher average zinc and by-product (mainly copper cement and sulphate) prices.

Cost of sales increased by 21% in 1Q21, totaling US$380 million compared to US$313 million in 1Q20. This performance was mainly explained by (i) higher metal prices impacting the zinc concentrate purchase price; and (ii) the increase in operating costs driven by higher third-party services and maintenance costs; partially offset by (iii) higher TCs paid to our smelters; and (iv) the depreciation of the Brazilian real against the U.S. dollar.

Zinc concentrate | treatment charges

The smelters use zinc concentrate as feedstock, which is supplied from our mines and from third-party suppliers. In 1Q21, Nexa acquired 51% of zinc concentrate from our own mines, with the remainder supplied by third parties.

Sources of Zinc Concentrate to Nexa Smelters (kt) – 1Q21

We apply a benchmark TC for our integrated mining and smelting operations. For purchases of zinc concentrate from third-party suppliers, the treatment charge is based on the benchmark TC, spot treatment charges or treatment charges negotiated annually.

The 2021 benchmark TC, negotiated in early April, was US$159/t concentrate, down 47% from 2020 (US$300/t).

In order to reduce volatility, for the majority of our third-party contracts, which are renewed during different periods through the year, we consider the 3-year average benchmark TC. The reference (average benchmark TC of 2021, 2020 and 2019) for 2021 is at US$235/t concentrate, up 2% from the previous reference (average benchmark TC of 2019, 2018 and 2017 was US$231/t).

At the end of 1Q21, spot TC in China was US$70/t concentrate, down from US$85/t at the end of 4Q20, US$115/t at the end of 3Q20, US$170/t at the end of 2Q20 and US$265/t at the end of 1Q20, as reported by Wood Mackenzie, indicating that the concentrate availability in the market has remained tight.

Adjusted EBITDA for the smelting segment totaled US$84 million in 1Q21, up 36% from US$61 million reported in 1Q20. This increase was mainly explained by (i) higher prices and TCs with a total positive variation of US$16 million; (ii) the depreciation of the Brazilian currency with a positive US$9 million impact; and (iii) higher by-products contribution (+US$4 million); partially offset by (iv) the negative extraordinary US$6.2 million due to an incremental environmental liability provision for Três Marias, included in other income and expenses.

20

Earnings Release – 1Q21

Conversion cost, Cash cost and AISC7

Consolidated cash cost		1Q21	4Q20	1Q20	1Q21 vs. 4Q20	1Q21 vs. 1Q20
Conversion Cost	US$/t	408	529	494	(17.3)%	(22.8)%
Cash cost net of by-products	US$/t	2,197	2,036	1,766	7.9%	24.4%
AISC net of by-products	US$/t	2,333	2,154	1,913	8.3%	22.0%
Conversion Cost	US$/lb	0.19	0.24	0.22	(17.3)%	(22.8)%
Cash cost net of by-products	US$/lb	1.00	0.92	0.80	7.9%	24.4%
AISC net of by-products	US$/lb	1.06	0.98	0.87	8.3%	22.0%

Cash cost net of by-products for the smelting segment increased by 24% to US$1.00/lb (or US$2,197/t) in 1Q21 compared to 1Q20. Market related factors, such as higher LME prices had a negative impact of US$0.15/lb (or US$321/t), while higher TCs and the Brazilian currency devaluation had a positive impact of US$0.03/lb (or US$69/t) and US$0.02/lb (or US$42/t), respectively. Higher operational costs, driven by an increase in third-party and maintenance costs, had a negative impact of US$0.11/lb (or US$250/t).

Compared to 4Q20, cash cost increased by 8% mainly driven by higher LME zinc prices and lower by-products credits in Brazil. Operational costs, excluding market related factors, remained stable.

AISC net of by-products increased in 1Q21 to US$1.06/lb from US$0.87/lb in 1Q20, mainly due to the increase in cash cost explained above.

Conversion cost for the smelting segment was US$0.22/lb, down 23% and 17% compared to 1Q20 and 4Q20, respectively. This performance was mainly driven by (i) lower energy costs in Brazil; (ii) the decrease in sulfuric acid consumption in Três Marias smelter; and (ii) lower personnel expenses. The Brazilian currency devaluation also had a positive effect, as noted above.

For a reconciliation of conversion cost, cash cost, AISC, please refer to the appendix section “Conversion and All-in Sustaining Cost – Smelting”.

7 Our conversion cost, cash cost and AISC net of by-products credits are measured with respect to zinc sold.

21

Earnings Release – 1Q21

Liquidity and Indebtedness

On March 31, 2021, Nexa’s consolidated gross debt8 amounted to US$1,926 million, 5% lower compared to the balance at December 30, 2020, mainly driven by the payment of existing financial indebtedness and the 10% Brazilian real (end of period) devaluation against the U.S. dollar.

At the end of the period, 81.7% (or US$1,574 million) of the gross debt was denominated in U.S. dollars and 18.3% (or US$352 million) in Brazilian reais.

The following charts show Nexa’s gross debt by category and currency.

Liquidity remained strong. Cash and cash equivalents and financial investments (“total cash”) amounted to US$1,034 million at March 31, 2021, 8% lower compared to December 31, 2020, mainly driven by the payment of existing financial indebtedness and dividends payment.

Total cash was sufficient to cover the payment of all obligations maturing over the next 6 years. The average maturity of the total debt was 5.3 years at an average interest rate of 4.69% per year.

On March 31, 2021 Nexa’s net debt9 was US$933 million compared with US$924 million at the end of 2020.

Only 4.5% (US$86 million) of the total debt matures in 2021, 29.5% (US$567 million) matures between 2022 and 2026, while 66.1% (US$1,272 million) of total debt matures after 2027.

Financial leverage, measured by the ratio of net debt to Adjusted EBITDA of the last twelve months, was 1.73x at March 31, 2021, compared to a ratio of 2.29x at December 31, 2020, mainly explained by the higher Adjusted EBITDA.

8 Loans and financings (“gross debt”)

9 Gross debt (US$1,926 million) minus cash and cash equivalents (US$1,006 million), minus financial investments (US$28 million), plus derivatives (US$18 million), plus Lease Liabilities (US$23 million).

22

Earnings Release – 1Q21

US$ million	Mar 31, 2021	Dec 31, 2020
Net Debt	932.7	923.7
LTM Adj. EBITDA	539.2	402.9
Net Debt/LTM Adj. EBITDA	1.73x	2.29x

In addition to continuing to assess short-term and mid-term commodities prices, management continues to review Nexa’s capital structure, financial position, the maturity profile of our debt and additional opportunities in order to contribute to the deleveraging process of the Company.

Credit Rating

Nexa’s credit is rated by the three major rating agencies:

▪	On April 20, 2021 Moody’s affirmed its “Ba2” rating and changed the outlook from “negative” to “stable”. The “stable” outlook reflects (i) the normalization of production levels after the disruptions caused by the lockdowns in Peru in 2020; (ii) the efficiencies and costs savings achieved by the Nexa Way program; and (iii) adequate liquidity.

Rating agencies	Rating	Outlook
S&P Global Ratings	BB+	Stable
FitchRatings	BBB-	Negative
Moody’s Investors Service	Ba2	Stable

Cash flows

US$ million	1Q21
Net cash flows provided by (used in):
Operating activities	94.7
Investing activities	(81.4)
Financing activities	(82.6)
Increase (decrease) in cash and cash eq.	(80.1)
Cash and cash eq. at the beginning of the period	1,086.2
Cash and cash eq. at the end of the period (1)	1,006.1

(1) Does not include financial investments totaling US$28 million at March 31, 2021

In 1Q21, the net cash provided by operating activities was US$95 million. Working capital changes had a positive impact of US$13 million primarily due to (i) a positive variation of US$48 million in trade receivables due to the lower sales volume; and (ii) a US$29 million gain in other assets mainly explained by the decrease in recoverable taxes in Peru; partially offset by a negative variation (iii) of US$57 million in inventory balance (as sales volumes were lower than production due to logistic restrictions at the end of the quarter); and (iv) of US$6 million in trade payables.

23

Earnings Release – 1Q21

We used US$81 million of net cash flows for investing activities in 1Q21 impacted primarily by US$83 million of CAPEX. We also spent US$6 million on the acquisition of the common shares of Tinka. In addition, our financial investments below 90 days decreased, although not cash generating, it positively affected our consolidated free cash flow in the quarter by approximately US$7 million.

Cash from financing activities in the quarter was a negative US$83 million, mainly explained by payments of loans and financing (US$47 million) related to the payment of outstanding principal and accrued interest of the R$250 million Export Credit Note in Brazil and the cash dividend paid to our shareholders (US$33 million).

As a result, cash decreased by US$80 million, resulting in cash and cash equivalents of US$1,006 million at the end of 1Q21.

24

Earnings Release – 1Q21

Investments

CAPEX

Nexa made investments of US$84 million in 1Q21. Of this amount, 50% was allocated to expansion projects, mainly driven by Aripuanã’s project development (US$40 million).

Non-expansion projects accounted for the remaining 50%.

As projects will continue to advance, we expect the disbursement of investments to accelerate over the quarters. Our CAPEX guidance for the year remains unchanged.

CAPEX (US$ million)	1Q21	2021 Guidance
Expansion projects	42	237
Aripuanã	40	232
Others (1)	2	5
Non-Expansion	42	213
Sustaining (2)	29	166
HSE	2	33
Others (3)	1	14
Reconciliation to Financial Statements (4)	10	-
TOTAL	84	450

(1) Including Vazante mine deepening brownfield project

(2) Investments in tailing dams are included in sustaining expenses

(3) Modernization, IT and others

(4) The amounts are mainly related to advance payment of imported materials

Exploration & Project Evaluation and Other Expenses10

(US$ million)	1Q21	2021 Guidance
Exploration	11.4	51
Mineral Exploration	8.1	32
Mineral rights	1.6	8
Sustaining (mine development)	1.7	11
Project Evaluation	2.5	20
Exploration & Project Evaluation	13.9	71

Other	0.9	19
Technology	0.5	9
Communities	0.4	10

In 1Q21, exploration expenses were US$11.4 million, mainly related to greenfield (19% of total) and brownfield (37% of total) exploration.

10 Exploration and project evaluation expenses consider several stages of evaluation, from mineral potential definition, R, and sub, and subsequent scoping and pre-feasibility studies (FEL1 and FEL2).

25

Earnings Release – 1Q21

Project evaluation investment amounted to US$2.5 million in 1Q21, including approximately US$0.1 million directed towards greenfield projects in FEL1 and FEL2 stages and US$1.5 million to brownfield projects in the same stages.

As part of our long-term strategy, we will maintain our efforts to replace and increase mineral reserves and resources. We expect in the future to continue advancing our exploration activities, primarily focusing on identifying new ore bodies and upgrading resources classification through infill drilling campaigns.

For additional information on our exploration program, please refer to our “Exploration Report-1Q21” published on April 22, 2021.

Investment in Tinka

On March 17, 2021 Nexa announced the acquisition of 29,895,754 common shares of Tinka from an arm’s length shareholder in a private transaction at a market price of C$0.26 per share. Tinka holds 100% of the Ayawilca zinc-silver project in Peru, one of the largest zinc projects in Peru.

Subsequently, in April, 2021 a second tranche of 654,758 common shares were acquired for the same price. After this new acquisition, Nexa holds 9% of the issued and outstanding common shares of Tinka.

26

Earnings Release – 1Q21

Projects pipeline

In addition to Aripuanã, Nexa maintains a pipeline of potential growth projects in different stages of maturity, summarized below. As a result of our commitment to capital discipline, we continue to revise our project portfolio and timeline.

Despite ongoing COVID-related restrictions which imposed certain physical limitations, we continue to advance on our Magistral engineering studies (FEL3). As previously-disclosed, in 2021 we expect to advance further detailed engineering and optimization opportunities to mitigate the risk of project execution, before consideration of project approval, which is subject to all governance approvals throughout the process. In 1Q21, Magistral's engineering studies continued to advance with the conclusion of the mining refinement study.

The pre-feasibility studies at Pukaqaqa project remain on hold but we have continued to perform the metallurgical tests, as previously-disclosed. The first phase (out of five phases) of the metallurgical testing at Pukaqaqa was concluded in 1Q21 with good results, despite COVID-related delays. Currently, we are updating the block models to initiate phase 2 (variability tests) in 3Q21.

Shalipayco and Caçapava do Sul projects are under review. Exploration activities at Florida Canyon are also expected to remain on hold in 2021.

Regarding Hilarión, exploration drilling in 1Q21 was focused on the Hilarión Sur target, aiming to confirm the southeast continuity of the Hilarión deposit. In 2Q21, we plan to drill an additional 8,100 meters at Hilarión Sur and 14.1km for the full year 2021. For additional details, please refer to our 1Q21 Exploration Report published on April 22, 2021.

	Projects	Description	Comments
MAIN PROJECTS UNDER ANALYSIS	Shalipayco (75% Nexa Peru*; 25% Pan American Silver Peru)

➢ Potential underground polymetallic project containing zinc, lead and silver deposits.

➢ Located in the Central Andes of Peru

➢ Consists of mining concessions with evidence of MVT mineralization (a deposit type similar to Morro Agudo).

➢ In PFS stage. ➢ Project under review.
	Magistral (100% Nexa Peru*)	➢ Potential open pit copper mine project ➢ Located in the Ancash department, in Peru.	➢ In feasibility study (FEL3) phase. ➢ Mine refinement study concluded in 1Q21.
	Pukaqaqa (100% Nexa Peru*)	➢ Potential open pit copper project (with gold credits) located in Huancavelica department, in Peru.

➢ In PFS stage. Project under review

➢ Only metallurgical tests are in progress. Final report for Phase 1 was concluded with good results.

➢ Updating block models in 2Q21

➢ Phase 2 (variability tests) scheduled to start in 3Q21.

Florida Canyon (61% Nexa Peru*; 39% Solitario Zinc)

➢ Potential underground project containing high grade zinc and lead sulfide

➢ Advanced mineral exploration project comprised of 16 contiguous mining concessions, covering approximately 12,600 hectares, located in Peru.

➢ In exploration stage. ➢ Project remains on hold.
Hilarión (100% Nexa Peru*)

➢ Exploration project located south of the Antamina mine in Ancash, Peru

➢ Skarn mineral deposit made of vertical tabular ore bodies containing sulfide zinc, lead, silver and copper deposits

➢ Potential underground mine that could either use its own processing plant or one of the several existing plants in the area.

➢ In exploration stage. ➢ Exploration activities are ongoing. ➢ With Mia Target drilling completed, we are focused on south of Hilarión to test the continuity of mineralization.
	Bonsucesso Project (Morro Agudo) (100% Nexa Resources)	➢ Potential underground mine that will extend the life of mine of Morro Agudo. The run-of-mine of Bonsucesso will feed the existing processing plant.	➢ In feasibility study (FEL3) phase. ➢ During 1Q21 we continued brownfield expansion drilling in the central zone of Bonsucesso and scout drilling in Carrancas (south of Ambrósia Sul).

*Nexa Resources owns 80.16% interest in Nexa Peru.

27

Earnings Release – 1Q21

Market Scenario

1Q21

LME Prices		1Q21	4Q20	1Q20	1Q21 vs. 4Q20	1Q21 vs. 1Q20
Zinc	US$/t	2,750	2,628	2,128	4.6%	29.2%
Copper	US$/t	8,504	7,166	5,637	18.7%	50.9%
Lead	US$/t	2,018	1,901	1,847	6.1%	9.3%
Silver	US$/oz	26.26	24.39	16.90	7.6%	55.3%
Gold	US$/oz	1,794	1,874	1,583	(4.3)%	13.3%

Source: Bloomberg

Zinc

In 1Q21, the LME zinc price averaged US$2,750/t (or US$1.25/lb), up 4.6% and 29.2% from 4Q20 and 1Q20, respectively. The price increase continued to be driven by a strong economic activity in China and also by a better sentiment towards commodities in general. A key factor behind investors’ enthusiasm for commodities has been the robust recovery in manufacturing activity, in addition to expectations of global economic growth in 2021 due to vaccine programs being implemented.

Zinc metal demand in our home market (Latin America ex-Mexico) remained strong during the 1Q21, exceeding pre-pandemic levels, up 25.7% compared to the same period last year11. Demand recovery has been sustained by construction, infrastructure, energy and agribusiness sectors. Automotive industry has also showed signs of recovery, despite the additional activities restrictions at the end of March. According to Anfavea, production in 1Q21 increased by 2% from 1Q20, driven by trucks and commercial vehicles sales.

Most of mines in Latin America resumed their activities last year and have continued to operate during the quarter. In China, some mines in 1Q21 have reduced production due to winter season disruptions and Chinese New Year, reducing the availability of concentrate and adding further pressure to an already highly competitive market, given that most smelters continued to operate at high utilization rates. As a result, Chinese spot TCs have decreased significantly during the quarter, impairing smelters’ profitability. Spot TCs for imported material reached US$ 70/t in March, down 17.6% from December. Domestic TCs followed the same trend, going from US$ 154/t in December to US$ 121/t in March.

Copper

The average copper LME price in 1Q21 was US$8,504/t (US$3.86/lb), up 18.7% from 4Q20 and 50.9% when compared to 1Q20. Copper prices presented a significant upward curve during the quarter with prices exceeding the US$9,000/t barrier by mid-February. Similar to zinc, the strong price performance was driven by a positive sentiment towards commodities, supported by the manufacturing and infrastructure sectors in China and other countries in the world, combined with the expansion of global vaccination programs.

With regard to supply, copper concentrate remained tight due to shipments delay in Chile caused by adverse weather conditions and blockades of communities in Peru. The Chinese production was also affected by activity reduction due to the New Year holiday in February.

As a result of restricted concentrate supply, spot TCs in China have decreased 33% in 1Q21 from 4Q20. Despite the recovery in copper inventories in LME warehouses, up 34% in 1Q21 versus 4Q20, with stocks closing at 144.5kt, the current level is still considered relatively low, reflecting a tight market.

11 based on preliminary market data from Comex, Penta Transaction and Global Trade Tracker, and internal analysis.

28

Earnings Release – 1Q21

Foreign Exchange

FX	1Q21	4Q20	1Q20	1Q21 vs. 4Q20	1Q21 vs. 1Q20
BRL/USD (Average)	5.483	5.392	4.465	1.7%	22.8%
BRL/USD (End of period)	5.697	5.196	5.198	9.6%	9.6%
PEN/USD (Average)	3.662	3.602	3.395	1.7%	7.8%
PEN/USD (End of period)	3.744	3.618	3.432	3.5%	9.1%

Source: Bloomberg

During the quarter, the U.S. dollar appreciated against other currencies, as investors were expecting that the United States would recover faster from the pandemic than other developed nations, amid massive stimulus and aggressive vaccination campaigns.

In Brazil, the Brazilian real has depreciated significantly, particularly in March, and ended the period at 5.697/US$ (9.6% variation vs December 31, 2020), due to a turbulent political scenario, expectations of a rising inflation and a steep rise in number of COVID-19 cases. Consequently, the average exchange rate for the Brazilian real in 1Q21 was 5.483/US$ versus 5.391/US$ in 4Q20 (+1.7%). Compared to 1Q20, the average exchange rate for the Brazilian real was 22.8% higher.

The average exchange rate for Peruvian soles also depreciated 1Q21 by 1.7% and 7.8% from 4Q20 and 1Q20, respectively, reaching 3.662/US$. This was a result of increased number of COVID-19 cases increase, lack of optimism in terms of the rollout of the national vaccination program, and political volatility prior to presidential elections which took place in April 2021.

29

Earnings Release – 1Q21

Market | 2021 Outlook

Base metals have shown a strong performance, which is expected to continue throughout the first half of the year at least, supported by economic stimulus packages and vaccines programs. Additional economic stimulus, mainly in housing, infrastructure and renewable energy sectors, will play a major role incentivizing base metals, particularly copper. On the macroeconomic side, concerns over the inflationary impact of U.S. government stimulus is causing some investors to look to commodities as a mean of hedging against inflation, which also may support prices.

The IMF’s World Economic Outlook (March 2021 report) continues to expect a stronger recovery in the global GDP, growth rate for 2021 was revised to 6% versus 5.5% (January 2021 report). Although pandemic-related uncertainties remain, growth prospects are supported by a vaccine-propelled recovery and fiscal support in some economies.

For advanced economies, the IMF now estimates a 5.1% growth in 2021 while emerging markets and developing countries’ economies are forecasted to grow 6.7%, with China increasing 8.4%, Latin America up 4.6% and Brazil (our largest market in Latin America) estimated to grow 3.7% (relatively flat versus the 3.6% previously estimated).

In terms of zinc fundamentals, demand outlook remains positive, with potential new stimulus for zinc-intensive sectors. The concentrate market is expected to remain tight in 1H21, but should gradually ease in the second half of the year as mine production outside China is expected to improve assuming COVID-19 restrictions are lifted. Pandemic-related disruptions continue to delay new projects, putting even more pressure on spot TCs. The annual benchmark TC was set in early April 2021 at US$159/t, 47% lower compared to US$300/t in 2020.

In Latin America, zinc demand outlook remains positive, supported by the growth perspective for the automotive and civil construction segments in Brazil, combined with the expected recovery in other countries, such as, Peru and Argentina. According to LCA consulting data, light-weight vehicle production is expected to grow by 26.5% and civil construction by 2.5% in 2021.

With respect to copper fundamentals, global exchange inventories (in terms of tonnage) are at the lowest levels since 2009, supporting higher prices in the short-term. Along the year, the currently tight market is expected to ease, as mine production normalizes and smelters ramp-up production levels, decreasing the gap between supply and demand but still tight enough to supporting elevated price levels.

30

Earnings Release – 1Q21

Risks and uncertainties

Risk management is one of the key points in our business strategy and contributes to value creation and increasing the level of confidence in the Company held by its main stakeholders, including shareholders, employees, customers, suppliers and the local communities.

As a result, we have adopted an Enterprise Risk Management (“ERM”) Policy that describes Nexa’s Risk Management Model. The ERM forms an integral part of the processes in our operational units, corporate departments and projects, and provides support for decision-making by our Executive Officers and Board of Directors.

The risk assessment cycle is performed annually focusing on our strategy, operations and key projects. We seek to identify material risks, which are then assessed with consideration of the potential health, safety, environmental, social, reputational, legal and financial impacts. By embedding risk management into our work processes and critical business systems, we work to ensure we make decisions based on relevant inputs and valid data. The material risks identified during the risk management process are monitored and reported to the Executive Team, Audit Committee and Board of Directors.

Our operations are exposed to a number of inherent risks and uncertainties, and our results may be influenced by the following factors, including, among others:

•	the cyclical and volatile prices of commodities;

•	the changes in the expected level of supply and demand for commodities;

•	the risks and uncertainties relating to economic and political conditions in the countries in which we operate;

•	changes in global market conditions;

•	outbreaks of contagious diseases or health crises impacting overall economic activity regionally or globally, including COVID-19;

•	severe natural disasters, such as storms and earthquakes, disrupting our operations;

•	operational risks, such as operator errors, mechanical failures and other accidents;

•	the availability of materials, supplies, insurance coverage, equipment, required permits or approvals and financing;

•	the implementation of our growth strategy and risks associated with related capital expenditures;

•	failure to obtain financial assurance to meet closure and remediation obligations;

•	the possible material differences between our estimates of mineral reserves and the mineral quantities we actually recover;

•	the possibility that our concessions may be terminated or not renewed by governmental authorities in the countries in which we operate;

•	labor disputes or disagreements with local communities;

•	loss of reputation due to unanticipated operational failures or significant occupational incidents;

•	the future impact of competition and changes in domestic and international governmental and regulatory policies that apply to our operations;

•	currency exchange rate and interest rate fluctuations; and

•	other factors.

For a broader discussion of risks please refer to our annual report on form 20-F filed with the SEC (www.sec.gov), on SEDAR (www.sedar.com) and available on the Company’s website (www.nexaresources.com).

31

Earnings Release – 1Q21

Use of Non-IFRS Financial Measures

Nexa’s management uses non-IFRS measures such as Adjusted EBITDA, cash cost net of by-products, all-in sustaining cost net of by-products, among other measures, for internal planning and performance measurement purposes. We believe these measures provide useful information about the financial performance of our operations that facilitates period-to-period comparisons on a consistent basis. Management uses Adjusted EBITDA internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that Adjusted EBITDA is a useful measure of our performance because it reflects our cash generation potential from our operational activities excluding impairment of non-current assets and other miscellaneous adjustments, if any. These measures should not be considered in isolation or as a substitute for profit (loss) or operating profit, as indicators of operating performance, or as alternatives to cash flow as measures of liquidity. Additionally, our calculation of Adjusted EBITDA may be different from the calculation used by other companies, including our competitors in the mining industry, so our measures may not be comparable to those of other companies.

Segment performance is measured based on Adjusted EBITDA, since financial results, comprising financial income and expenses and foreign exchange, and income taxes are managed at the corporate level and are not allocated to operating segments. Adjusted EBITDA is defined as net income (loss) for the period, adjusted by (i) share in the results of associates, (ii) depreciation and amortization, (iii) net financial results, (iv) income tax, (v) gain (loss) on sale of investments, and (vi) impairment and impairment reversals. In addition, management may adjust the effect of certain types of transactions that in management’s judgment are not indicative of the Company´s normal operating activities or do not necessarily occur on a regular basis.

Mining segment | Cash cost net of by-product credits: for our mining operations, cash cost after byproduct credits includes all direct costs associated with mining, concentrating, leaching, solvent extraction, on-site administration and general expenses, any off-site services essential to the operation, concentrate freight costs, marketing costs and property and severance taxes paid to state or federal agencies that are not profit-related. Treatment and refining charges on metal sales, which are typically recognized as a deduction component of sales revenues, are added to cash cost. Cash cost net of by-products credits is measured with respect to zinc sold per mine.

Smelting segment | Cash cost net of by-product credits: for our smelting operations, cash cost, after by-product credits includes all the costs of smelting, including costs associated with labor, net energy, maintenance, materials, consumables and other on-site costs, as well as raw material costs. Cash cost net of by-products credits is measured with respect to zinc sold per smelter.

Smelting segment | Conversion cost: for our smelting operations, conversion costs includes all the costs of smelting, including costs associated with labor, net energy, maintenance, materials, consumables and other on-site costs. It does not include additional costs related to by-products production, which are accounted in cash cost only. Conversion cost is calculated on a contained zinc produced basis.

We also present herein our net debt, which we define as (i) loans and financing (the most comparable IFRS measure), less (ii) cash and cash equivalents, less (iii) financial investments, plus or less (iv) the fair value of derivative financial instruments. Our management believes that net debt is an important figure because it indicates our ability to repay outstanding debts that become due simultaneously using available cash and highly liquid assets.

All forward-looking non-IFRS financial measures in this release, including cash cost guidance, are provided only on a non-IFRS basis. This is due to the inherent difficulty of forecasting the timing or amount of items that would be included in the most directly comparable forward-looking IFRS financial measures. As a result, reconciliation of the forward-looking non-IFRS financial measures to IFRS financial measures is not available without unreasonable effort and the Company is unable to assess the probable significance of the unavailable information.

32

Earnings Release – 1Q21

See “Cautionary Statement on Forward-Looking Statements” below.

Technical information

Jose Antonio Lopes, MausIMM CP (Geo): 224829, a mineral resources manager, a qualified person for purposes of National Instrument 43-101 and a Nexa employee, has approved the scientific and technical information contained in this Earnings Release. Please note that the mineral reserves included in this Earnings Release were estimated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) 2014 Definition Standards For Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference in National Instrument 43-101. Accordingly, such information may not be comparable to similar information prepared in accordance with Subpart 1300 of Regulation S-K (“S-K 1300”). For a discussion of the differences between the requirements under S-K 1300 and NI 43-101, please see our annual report on Form 20-F. Our estimates of mineral reserves may be materially different from mineral quantities we actually recover, and market price fluctuations and changes in operating capital costs may render certain mineral reserves uneconomical to mine.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This Earnings Release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this Earnings Release as “forward-looking statements”). All statements other than statements of historical fact are forward-looking statements. The words “believe,” “will,” “may,” “may have,” “would,” “estimate,” “continues,” “anticipates,” “intends,” “plans,” “expects,” “budget,” “scheduled,” “forecasts” and similar words are intended to identify estimates and forward looking statements. Forward-looking statements are not guarantees and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of NEXA to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Actual results and developments may be substantially different from the expectations described in the forward-looking statements for a number of reasons, many of which are not under our control, among them, the activities of our competition, the future global economic situation, weather conditions, market prices and conditions, exchange rates, and operational and financial risks. The unexpected occurrence of one or more of the abovementioned events may significantly change the results of our operations on which we have based our estimates and forward looking statements. Our estimates and forward looking statements may also be influenced by, among others, legal, political, environmental or other risks that could materially affect the potential development of our projects, including risks related to outbreaks of contagious diseases or health crises impacting overall economic activity regionally or globally.

These forward-looking statements related to future events or future performance and include current estimates, predictions, forecasts, beliefs and statements as to management’s expectations with respect to, but not limited to, the business and operations of the Company and mining production our growth strategy, the impact of applicable laws and regulations, future zinc and other metal prices, smelting sales, CAPEX, expenses related to exploration and project evaluation, estimation of mineral reserves and mineral resources, mine life and our financial liquidity.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable and appropriate by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies and may prove to be incorrect. Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, full integration of mining and smelting operations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labor disturbances, interruption in transportation or utilities, adverse weather conditions, and other COVID-19 related impacts, and that there are no material unanticipated variations in metal prices, exchange rates, or the cost of energy, supplies or transportation, among other assumptions.

33

Earnings Release – 1Q21

We assume no obligation to update forward-looking statements except as required under securities laws. Estimates and forward-looking statements refer only to the date when they were made, and we do not undertake any obligation to update or revise any estimate or forward looking statement due to new information, future events or otherwise, except as required by law. Estimates and forward-looking statements involve risks and uncertainties and do not guarantee future performance, as actual results or developments may be substantially different from the expectations described in the forward looking statements. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our public disclosures filed under our profile on SEDAR (www.sedar.com) and on EDGAR) (www.sec.gov).

34

Earnings Release – 1Q21

UPCOMING EVENT

Earnings Conference Call

Date: Friday, April 30, 2021 – 10:00am (EST)

Dial In

USA: +1-866-769-5210

Canada: +1-866-450-4696

Brazil: 0800 891 0015

International: +1-412-902-6754

Live audio webcast with slide presentation

https://ir.nexaresources.com

Investor Relations Team

Roberta Varella (Head of IR): roberta.varella@nexaresources.com

Henry Aragon: henry.aragon@nexaresources.com

Renata Coutinho: renata.coutinho@nexaresources.com

Camila Ferreira: camila.ferreira@nexaresources.com

Rafael Diniz: rafael.diniz@nexaresources.com

35

Earnings Release – 1Q21

Appendix

Income Statement	37
Balance sheet | Assets	38
Balance sheet | Liabilities	39
Cash Flows	40
Capex	41
Segments Information	42
Mining Information | Consolidated	43
Mining Information | by Asset	44
Smelting Information | Consolidated and by Asset	47
All in Sustaining Cash Cost | Mining	48
Conversion and All in Sustaining Cash Cost | Smelting	50

36

Earnings Release – 1Q21

Income Statement

US$ million	1Q20	2Q20	3Q20	4Q20	1Q21
Net Revenue	442.1	336.7	537.6	634.5	602.9
Cost of sales	(391.3)	(316.0)	(396.5)	(460.1)	(422.8)
SG&A	(41.6)	(29.2)	(36.6)	(44.2)	(36.5)
Mineral exploration and project evaluation	(15.8)	(7.1)	(12.6)	(21.7)	(14.3)
Impairment of non-current assets	(484.6)	0.0	(65.1)	(7.8)	0.0
Other operating results	(17.2)	4.0	(1.8)	(4.1)	(8.5)
Net financial result	(165.3)	(54.5)	(61.9)	3.6	(74.2)
Financial income	3.6	28.5	22.9	1.9	1.9
Financial expenses	(39.7)	(73.3)	(8.6)	(38.1)	(34.2)
Other financial items, net	(129.2)	(9.7)	(30.5)	39.8	(41.9)
Depreciation, amortization and depletion	67.6	52.1	61.4	62.8	59.1
Adjusted EBITDA	43.7	39.9	152.0	167.3	180.0
Adj. EBITDA margin	9.9%	11.9%	28.3%	26.4%	29.8%
Income Tax	60.0	11.6	(2.0)	(45.5)	(15.0)
Net income (loss)	(613.8)	(54.4)	(39.0)	54.83	31.6
Attributable to Nexa's shareholders	(523.7)	(54.0)	(33.0)	51.5	22.8
Attributable to non-controlling interests	(90.1)	(0.4)	(6.0)	3.3	8.8
Weighted average number of outstanding shares - in thousand (1)	132,439	132,439	132,439	132,439	132,439
Basic and diluted earnings (loss) per share - (in US$)	(3.95)	(0.41)	(0.25)	0.39	0.17

(1)Shares in treasury are not included in this amount. The shares were canceled in June 2020.

Note: The Company reviewed the accounting policies related to the classification of royalties and validity fees in its financial statements. As a result of this review, the Company made some immaterial reclassifications in the 2020 quarterly information. The 2021 amounts already consider this reclassification and are comparable.

37

Earnings Release – 1Q21

Balance Sheet – Assets

Nexa - US$ thousand	Mar 31, 2021	Dec 31, 2020
Current assets
Cash and cash equivalents	1,006,055	1,086,163
Financial investments	27,710	35,044
Derivative financial instruments	10,068	16,329
Trade accounts receivables	175,604	229,032
Inventory	310,118	256,522
Recoverable income tax	6,127	12,953
Other assets	81,676	91,141
	1,617,358	1,727,184

Non-current assets
Investment in equity instrument	6,290	-
Derivative financial instruments	8,018	15,651
Deferred income tax	225,817	221,580
Recoverable income tax	10,221	13,110
Other assets	78,235	93,131
Property, plant and equipment	1,834,955	1,898,296
Intangible assets	1,058,599	1,076,405
Right-of-use assets	15,964	18,869
	3,238,099	3,337,042

Total assets	4,855,457	5,064,226

38

Earnings Release – 1Q21

Balance Sheet – Liabilities

Nexa - US$ thousand	Mar 31, 2021	Dec 31, 2020
Current liabilities
Loans and financings	133,323	146,002
Lease liabilities	15,601	15,999
Derivative financial instruments	3,449	5,390
Trade payables	347,379	370,122
Confirming payables	158,853	145,295
Dividends payable	8,551	4,557
Asset retirement and environmental obligations	39,068	33,095
Contractual obligations	23,894	27,132
Salaries and payroll charges	45,397	56,107
Tax liabilities	31,138	43,630
Other liabilities	28,394	29,230
	835,047	876,559
Non-current liabilities
Loans and financings	1,792,523	1,878,312
Lease liabilities	7,322	9,690
Derivative financial instruments	32,345	21,484
Asset retirement and environmental obligations	224,808	242,951
Provisions	31,214	30,896
Deferred income tax	215,653	218,392
Contractual obligations	130,244	138,893
Other liabilities	25,052	25,805
	2,459,161	2,566,423

Total liabilities	3,294,208	3,442,982

Shareholders' equity
Attributable to NEXA’s shareholders	1,316,961	1,377,445
Attributable to non-controlling interests	244,288	243,799
	1,561,249	1,621,244
Total liabilities and shareholders' equity	4,855,457	5,064,226

39

Earnings Release – 1Q21

Cash Flows

Nexa - US$ thousand	1Q21	1Q20
Cash flows from operating activities
Income (loss) before income tax	46,585	(673,825)
Adjustments to reconcile income (loss) before income tax to cash

Impairment of non-current assets	-	484,594
Depreciation and amortization	59,198	67,593
Interest and foreign exchange effects	32,906	136,756
Gain (Loss) on sale of property, plant and equipment and intangible assets	(393)	(170)
Changes in accruals	9,674	18,114
Changes in Fair Value of loans and financings	(8,875)	9,543
Changes in Fair Value of derivative financial instruments	13,480	3,347
Contractual obligations	(13,310)	9,903
Changes in operating assets and liabilities	13,142	(61,393)
Cash provided by (used in) operating activities	152,407	(25,344)

Interest paid on loans and financings	(35,493)	(10,247)
Interest paid on lease liabilities	(302)	(487)
Premium paid on bonds repurchase	-	(14,481)
Income tax paid	(21,948)	(15,561)
Net Cash provided by (used in) operating activities	94,664	(66,120)

Cash flows from investing activities
Additions of property, plant and equipment	(82,623)	(85,309)
Net (purchases) sales of financial investments	6,651	(165,097)
Proceeds from the sale of property, plant and equipment	779	4
Investment in equity instruments	(6,220)	-
Net cash used in investing activities	(81,413)	(250,402)

Cash flows from financing activities
New loans and financings	-	345,633
Debt issue costs	-	(1,426)
Payments of loans and financings (1)	(47,204)	(1,094)
Bonds Repurchase	-	(214,530)
Payments of lease liabilities	(2,257)	(2,586)
Dividends paid	(33,145)	(50,000)
Net cash provided by (used in) financing activities	(82,606)	75,997

Foreign exchange effects on cash and cash equivalents	(10,753)	(5,910)
Decrease in cash and cash equivalents	(80,108)	(246,435)
Cash and cash equivalents at the beginning of the period	1,086,163	698,618
Cash and cash equivalents at the end of the period	1,006,055	452,183

(1) Includes transaction costs

40

Earnings Release – 1Q21

Capex

US$ million	1Q21	4Q20	3Q20	2Q20	1Q20
Mining	23.5	31.5	23.1	17.2	30.8
Cerro Lindo	4.4	8.8	7.5	2.4	8.9
El Porvenir	9.0	3.7	3.3	1.0	5.0
Atacocha	1.9	6.3	3.3	0.9	4.8
Vazante	7.5	11.1	7.3	10.7	8.5
Morro Agudo	0.6	1.6	1.6	2.2	3.5
Smelting	8.3	15.3	18.8	8.4	13.1
CJM	5.6	8.5	11.4	1.6	6.1
Três Marias	1.6	4.3	4.8	4.8	4.3
Juiz de Fora	1.1	2.5	2.6	2.0	2.7
Other	52.0	55.4	43.4	43.3	36.3
Total	83.8	102.2	85.2	68.9	80.1
Expansion	42.0	72.4	55.2	52.9	41.1
Non-Expansion	41.9	29.8	30.0	15.9	39.0

Sustaining (US$ million)	1Q21	4Q20	3Q20	2Q20	1Q20
Mining	21.5	27.3	19.3	10.7	17.9
Cerro Lindo	4.4	8.5	7.4	2.4	6.7
El Porvenir	8.6	3.7	3.2	1.0	3.1
Atacocha	2.0	6.2	3.3	0.9	3.1
Vazante	6.1	7.7	4.8	5.8	3.5
Morro Agudo	0.5	1.2	0.6	0.7	1.5
Smelting	7.2	12.1	9.6	6.0	4.0
CJM	5.3	6.4	3.6	1.5	2.1
Três Marias	1.0	3.7	4.0	3.8	1.0
Juiz de Fora	0.9	1.9	2.0	0.7	0.9

US$ million	1Q21	4Q20	3Q20	2Q20	1Q20
Modernization	0.7	0.8	1.9	2.2	3.2
Sustaining (1)	29.1	39.8	28.1	17.7	21.9
HSE	1.8	1.8	1.9	1.9	10.5
Other	10.3	(12.6)	(2.0)	(5.9)	3.4
Non-Expansion	41.9	29.8	30.0	15.9	39.0

(1) Since 2Q20, investments in tailings dams are included in sustaining expenses.

41

Earnings Release – 1Q21

Segments Information

US$ million	1Q21	4Q20	1Q20	1Q21 vs. 4Q20	1Q21 vs. 1Q20
Revenue – Mining	255.2	269.2	162.5	(5.2)%	57.1%
Revenue – Smelting	467.4	481.8	371.8	(3.0)%	25.7%
Intersegment Results	(129.3)	(136.3)	(87.7)	(5.1)%	47.4%
Adjustments	9.6	19.8	(4.5)	(51.6)%	-
Net Revenue	602.9	634.5	442.1	(5.0)%	36.4%

Cost of sales – Mining	(163.6)	(176.6)	(183.2)	(7.3)%	(10.7)%
Cost of sales – Smelting	(380.5)	(397.0)	(313.2)	(4.2)%	21.5%
Intersegment Results	129.3	136.3	87.7	(5.1)%	47.4%
Adjustments	(8.0)	(22.7)	17.4	(64.7)%	-
Cost of sales	(422.8)	(460.1)	(391.3)	(8.1)%	8.0%

Gross Profit – Mining	91.6	92.6	(20.7)	(1.1)%	-
Gross Profit – Smelting	86.9	84.8	58.6	2.6%	48.3%
Adjustments	1.6	(2.9)	12.8	-	(87.8)%
Gross Profit	180.1	174.5	50.8	3.3%	254.8%

Adjusted EBITDA – Mining	97.3	87.2	(16.6)	11.6%	-
Adjusted EBITDA – Smelting	83.6	82.6	61.4	1.1%	36.2%
Adjustments	(0.9)	(2.5)	(1.1)	(62.8)%	(13.3)%
Adjusted EBITDA	180.0	167.3	43.7	7.6%	311.7%

Note: the metal concentrate produced in our mines is sold to third parties and to our own smelters, which consume the majority of our zinc mining production. As a result, the revenues of our mining segment include sales to the smelting segment, and the costs of our smelting segment include purchases from the mining segment. We calculate internal transfer prices from our mines to the smelters on an arm’s length basis to evaluate the performance of our mining and smelting segments individually. These revenues and costs are eliminated in our consolidated financial statements.

42

Earnings Release – 1Q21

Mining information | Consolidated

Consolidated

Consolidated		1Q20	2Q20	3Q20	4Q20	1Q21
Treated Ore	kt	2,806.6	1,856.1	3,040.8	3,150.2	2,960.2

Grade
Zinc	%	3.12	3.86	3.07	3.29	3.00
Copper	%	0.32	0.32	0.33	0.34	0.34
Lead	%	0.48	0.40	0.52	0.54	0.49
Silver	oz/t	0.87	0.77	0.95	0.94	0.95
Gold	oz/t	0.003	0.003	0.004	0.005	0.004

Production | metal contained
Zn	kt	76.9	62.4	81.9	91.9	77.4
Cu	kt	7.0	4.7	7.9	8.5	7.9
Pb	kt	9.4	4.7	11.4	12.5	10.4
Ag	koz	1,699.0	900.2	2,095.9	2,130.8	2,065.2
Au	koz	3.8	2.1	5.1	5.2	4.8
Zn Eq production (1)	kt	122.1	89.6	137.2	149.4	130.1

Cash Cost Net of By-products (2)	US$/t	1,154.1	793.7	735.3	720.3	528.0
Cash Cost Net of By-products (2)	US$/lb	0.52	0.36	0.33	0.33	0.24

(1) Consolidated mining production in kt of zinc equivalent is calculated by converting copper, lead, silver and gold contents to a zinc equivalent grade, assuming 2020 LME average benchmark prices: Zn: US$1.03/lb; Cu: US$2.80/lb; Pb: US$0.83/lb; Ag: US$20.5/oz; Au: US$1,770/oz.

(2) Our cash cost net of by-products credits is measured with respect to zinc sold.

43

Earnings Release – 1Q21

Mining information | by Asset

Cerro Lindo, Peru

		1Q20	2Q20	3Q20	4Q20	1Q21
Treated Ore	kt	1,394.3	846.9	1,559.0	1,682.1	1,598.6

Grade
Zinc	%	1.67	1.71	1.86	2.32	1.79
Copper	%	0.57	0.64	0.58	0.59	0.57
Lead	%	0.22	0.21	0.28	0.39	0.28
Silver	oz/t	0.68	0.75	0.78	0.86	0.80
Gold	oz/t	0.002	0.003	0.001	0.004	0.003

Production | metal contained
Zn	kt	21.3	12.6	26.0	35.5	25.3
Cu	kt	7.0	4.7	7.8	8.4	7.9
Pb	kt	2.2	1.2	3.1	5.1	3.3
Ag	koz	640.5	411.0	863.6	1,023.8	941.9
Au	koz	0.7	0.9	1.1	1.4	1.2
Zn Eq production (1)	kt	48.4	30.7	58.4	72.8	58.9

Cash Cost Net of By-products (2)	US$/t	818.5	(600.4)	(211.3)	(281.6)	(495.5)
Cash Cost Net of By-products (2)	US$/lb	0.37	(0.27)	(0.10)	(0.13)	(0.22)

El Porvenir, Peru

		1Q20	2Q20	3Q20	4Q20	1Q21
Treated Ore	kt	423.6	233.4	415.2	430.5	501.9

Grade
Zinc	%	2.60	2.79	2.68	2.58	2.64
Copper	%	0.16	0.20	0.17	0.18	0.16
Lead	%	0.88	0.82	1.01	0.95	1.01
Silver	oz/t	1.89	1.92	2.20	1.97	2.11
Gold	oz/t	0.012	0.014	0.013	0.011	0.012

Production | metal contained
Zn	kt	9.7	5.8	9.7	9.6	11.6
Cu	kt	0.1	0.0	0.1	0.1	0.1
Pb	kt	2.8	1.5	3.3	3.2	4.0
Ag	koz	599.2	336.2	716.0	663.7	852.1
Au	koz	1.4	1.0	1.8	1.7	2.2
Zn Eq production (1)	kt	18.7	10.9	20.6	19.9	24.5

Cash Cost Net of By-products (2)	US$/t	930.1	816.7	1,380.3	2,038.3	1,317.2
Cash Cost Net of By-products (2)	US$/lb	0.42	0.37	0.63	0.92	0.60

44

Earnings Release – 1Q21

Atacocha, Peru

		1Q20	2Q20	3Q20	4Q20	1Q21
Treated Ore	kt	324.5	53.4	357.1	330.3	185.3

Grade
Zinc	%	1.43	1.20	1.08	1.09	0.90
Copper	%	0.07	0.04	0.04	0.04	0.00
Lead	%	1.23	1.19	1.19	1.04	0.91
Silver	oz/t	1.62	1.26	1.35	1.23	1.07
Gold	oz/t	0.010	0.011	0.010	0.012	0.012

Production | metal contained
Zn	kt	3.6	0.5	2.8	2.7	1.2
Cu	kt	0.0	0.0	0.0	0.0	0.0
Pb	kt	3.3	0.5	3.6	2.8	1.4
Ag	koz	405.9	54.2	399.6	325.1	157.3
Au	koz	1.6	0.3	2.2	2.2	1.4
Zn Eq production (1)	kt	11.2	1.7	11.1	9.6	4.8

Cash Cost Net of By-products (2)	US$/t	1,733.7	(2,310.1)	(713.7)	(986.5)	(2,891.5)
Cash Cost Net of By-products (2)	US$/lb	0.79	(1.05)	(0.32)	(0.45)	(1.31)

Vazante, Brazil

		1Q20	2Q20	3Q20	4Q20	1Q21
Treated Ore	kt	396.0	401.7	407.3	418.0	407.9

Grade
Zinc	%	10.67	10.52	10.31	10.22	9.76
Lead	%	0.37	0.40	0.34	0.35	0.33
Silver	oz/t	0.46	0.72	0.68	0.65	0.70

Production | metal contained
Zn	kt	36.8	36.8	36.9	37.6	34.8
Pb	kt	0.2	0.3	0.4	0.5	0.4
Ag	koz	49.9	98.7	116.6	118.3	113.9
Zn Eq production (1)	kt	37.3	37.9	38.2	39.1	36.1

Cash Cost Net of By-products (2)	US$/t	1,203.9	1,139.6	1,189.2	1,189.5	914.4
Cash Cost Net of By-products (2)	US$/lb	0.55	0.52	0.54	0.54	0.41

45

Earnings Release – 1Q21

Morro Agudo, Brazil

		1Q20	2Q20	3Q20	4Q20	1Q21
Treated Ore	kt	268.2	320.7	302.3	289.4	266.5

Grade
Zinc	%	2.37	2.38	2.43	2.46	2.00
Lead	%	0.45	0.48	0.52	0.51	0.70

Production | metal contained
Zn	kt	5.5	6.7	6.4	6.5	4.5
Pb	kt	0.9	1.1	1.0	0.9	1.2
Ag	koz	3.5	0.0	0.0	0.0	0.0
Zn Eq production (1)	kt	6.4	8.5	8.9	8.1	5.8

Cash Cost Net of By-products (2)	US$/t	2,328.7	1,542.9	1,372.2	1,762.6	1,751.1
Cash Cost Net of By-products (2)	US$/lb	1.06	0.70	0.62	0.80	0.79

46

Earnings Release – 1Q21

Smelting | Consolidated and Sales by Asset

		1Q20	2Q20	3Q20	4Q20	1Q21
Metallic zinc sales	kt	137.4	114.1	148.1	151.1	138.5
Zinc oxide sales	kt	8.0	5.7	10.3	10.7	9.8
Total sales volume	kt	145.3	119.9	158.4	161.8	148.4

Metallic zinc sales
Cajamarquilla	kt	76.2	57.6	81.6	87.5	77.5
Três Marias	kt	40.4	38.3	47.8	42.7	41.2
Juiz de Fora	kt	20.8	18.2	18.6	20.9	19.9

Zinc oxide sales
Três Marias	kt	8.0	5.7	10.3	10.7	9.8

Global recovery
Cajamarquilla	%	93.1	93.7	93.5	94.4	94.8
Três Marias	%	95.2	95.4	94.8	94.0	94.6
Juiz de Fora	%	92.1	92.8	93.3	93.3	93.9

Cash cost
Cajamarquilla	US$/t	1,802.3	1,794.6	1,795.8	2,070.1	2,219.1
Três Marias	US$/t	1,598.0	1,170.2	1,602.7	1,998.9	2,205.5
Juiz de Fora	US$/t	2,009.4	1,657.9	1,946.6	2,018.6	2,023.5

Cajamarquilla	US$/lb	0.82	0.81	0.81	0.94	1.01
Três Marias	US$/lb	0.72	0.53	0.73	0.91	1.00
Juiz de Fora	US$/lb	0.91	0.75	0.88	0.92	0.92

47

Earnings Release – 1Q21

All-in Sustaining Cost – Mining (2)

1Q21

	US$ million (excepted indicated otherwise)	Vazante	Morro Agudo	Cerro Lindo	El Porvenir	Atacocha	Consolidation of Operations	Corporate & Others	Mining
	Sales Volume (Zinc content in Products)
	Tonnes	34,755	4,530	25,263	11,619	1,215	77,383		77,383
(+)	COGS	18.5	9.0	89.9	33.7	10.6	161.7	1.9	163.6
(+)	On-site G&A	1.7	1.1	0.0	0.0	0.0	2.8		2.8
(-)	By-products revenue	(2.6)	(2.1)	(89.3)	(19.9)	(9.8)	(123.8)	(0.7)	(124.5)
(+)	Treatment Charges	19.8	2.0	15.8	8.3	0.7	46.7		46.7
(+)	Selling Expenses	0.1	0.1	0.3	0.0	(0.0)	0.6		0.6
(-)	Depreciation, amortization and depletion	(3.8)	(1.4)	(25.5)	(6.2)	(1.5)	(38.4)	0.6	(37.8)
(-)	Royalties	(0.4)	(0.2)				(0.6)		(0.6)
(-)	Workers participation & Bonus	(0.3)	(0.2)	(6.2)	(0.0)	(0.1)	(6.7)		(6.7)
(+)	Others	(1.1)	(0.3)	2.4	(0.6)	(3.5)	(3.1)		(3.1)
(=)	Cash Cost (Sold)	31.8	7.9	(12.5)	15.3	(3.5)	39.0	1.9	40.9
	Cash Cost (Sold) (per ton)	914.4	1,751.1	(495.5)	1,317.2	(2,891.5)	503.8	0.0	528.0
(+)	Sustaining Capital Expenditure	6.8	0.6	4.4	9.0	1.9	22.8	10.3	33.2
(=)	Sustaining Cash Cost (Sold)	38.6	8.6	(8.1)	24.3	(1.6)	61.8	12.2	74.0
	Sustaining Cash Cost (Sold) (per ton)	1,110.2	1,892.6	(321.1)	2,095.3	(1,311.0)	798.6	0.0	956.6
(+)	Workers participation & Bonus	0.3	0.2	6.2	0.0	0.1	6.7		6.7
(+)	Royalties	0.4	0.2	0.0	0.4	0.1	1.2		1.2
(+)	Corporate G&A							11.5	11.5
(=)	AISC (Sold)								93.5
(=)	AISC (Sold) (per ton)								1,207.6
(=)	AISC (Sold) in US$/lb								0.55

Note: Cash cost and AISC per ton sold does not include the impact of the cost of idleness (temporary suspension of Atacocha production) of US$3.2 million (or US$1.19/lb) in 1Q21.

48

Earnings Release – 1Q21

1Q20

	US$ million (excepted indicated otherwise)	Vazante	Morro Agudo	Cerro Lindo	El Porvenir	Atacocha	Consolidation of Operations	Corporate & Others	Mining
	Sales Volume (Zinc content in Products)
	Tonnes	36,750	5,466	25,704	11,179	3,874	82,973		82,973
(+)	COGS	22.4	12.8	82.4	39.7	21.2	178.4	4.8	183.2
(+)	On-site G&A	1.2	1.2	0.0	0.0	0.0	2.4		2.4
(-)	By-products revenue	(0.5)	(1.5)	(42.4)	(17.2)	(9.3)	(70.9)	(3.9)	(74.8)
(+)	Treatment Charges	28.7	3.1	12.6	6.8	2.3	53.6		53.6
(+)	Selling Expenses	0.4	0.3	0.7	0.2	0.1	1.7		1.7
(-)	Depreciation, amortization and depletion	(6.0)	(2.5)	(23.0)	(9.4)	(4.3)	(45.2)	(0.3)	(45.5)
(-)	Royalties	(0.5)	(0.3)	0.0	0.0	0.0	(0.8)		(0.8)
(-)	Workers participation & Bonus	(0.3)	(0.2)	(0.1)	(0.2)	(0.1)	(0.9)		(0.9)
(+)	Others	(1.1)	(0.3)	(9.2)	(9.4)	(3.2)	(23.2)		(23.2)
(=)	Cash Cost (Sold)	44.2	12.7	21.0	10.4	6.7	95.1	0.6	95.8
	Cash Cost (Sold) (per ton)	1,203.9	2,328.7	818.5	930.1	1,733.7	1,146.5	0.0	1,154.1
(+)	Sustaining Capital Expenditure	4.7	2.7	8.9	5.0	4.8	26.1	1.4	27.6
(=)	Sustaining Cash Cost (Sold)	49.0	15.4	29.9	15.4	11.5	121.3	1.6	123.3
	Sustaining Cash Cost (Sold) (per ton)	1,333.1	2,821.1	1,163.8	1,377.3	2,978.6	1,461.4	0.0	1,486.3
(+)	Workers participation & Bonus	0.3	0.2	0.1	0.2	0.1	0.9		0.9
(+)	Royalties	0.5	0.3	0.0	0.3	0.1	1.2		1.2
(+)	Corporate G&A						0.0	14.7	14.7
(=)	AISC (Sold)						0.0		140.1
(=)	AISC (Sold) (per ton)						0.0		1,689.0
(=)	AISC (Sold) in US$/lb								0.77

49

Earnings Release – 1Q21

Conversion and All-in Sustaining Cost – Smelting (2)

1Q21

	US$ million (excepted indicated otherwise)	Três Marias	Juiz de Fora	Cajamarquilla	Consolidation of Operations	Corporate	Smelting
	Sales Volume (Zinc content in Products)
	Tonnes	48,905	19,646	77,372	145,923		145,923
(+)	COGS	117.5	48.9	213.4	379.8	0.7	380.5
(-)	Cost of freight	(2.2)	(0.7)	(9.6)	(12.5)		(12.5)
(+)	On-site G&A	1.3	1.1	6.5	8.9	0.0	8.9
(-)	Depreciation, amortization and depletion	(3.5)	(2.9)	(13.7)	(20.1)		(20.1)
(-)	By-products revenue	(2.0)	(4.7)	(21.9)	(28.5)	0.7	(27.9)
(-)	Workers participation & Bonus	(0.2)	(0.2)	(3.0)	(3.5)		(3.5)
(+)	Others	(3.0)	(1.7)	0.0	(4.7)		(4.7)
(=)	Cash Cost (Sold)	107.9	39.8	171.7	319.3	1.3	320.6
	Cash Cost (Sold) (per ton)	2,205.5	2,023.5	2,219.1	2,188.2		2,197.4
(+)	Sustaining Capital Expenditure	1.6	1.1	5.6	8.3	0.4	8.7
(=)	Sustaining Cash Cost (Sold)	109.4	40.9	177.3	327.6	1.7	329.3
	Sustaining Cash Cost (Sold) (per ton)	2,238.0	2,079.5	2,291.7	2,245.1		2,257.0
(+)	Workers participation & Bonus	0.2	0.2	3.0	3.5		3.5
(+)	Corporate G&A					7.5	7.5
(=)	AISC (Sold)						340.4
(=)	AISC (Sold) (per ton)						2,332.6
(=)	AISC (Sold) in US$/lb						1.06

	US$ million (excepted indicated otherwise)	Três Marias	Juiz de Fora	Cajamarquilla	Smelting
	Contained Zinc Production
	Tonnes	45,848	20,110	82,694	148,652
	Cash Cost	107.9	39.8	171.7	319.3
(-)	Raw Material	(81.7)	(32.8)	(174.2)	(288.7)
(-)	Stock Variation	(5.6)	0.9	3.1	(1.6)
(+)	By-products revenue	2.0	4.7	21.9	28.5
(-)	Non-conversion costs & expenses	(9.9)	(3.0)	0.0	(13.0)
(+)	Consolidation effects	0.0	0.0	17.5	17.5
(+)	Others	0.0	0.0	(1.4)	(1.4)
(=)	Conversion Cost	12.6	9.5	38.6	60.7
(=)	Conversion Cost in US$/t	274.2	474.0	466.4	408.2
(=)	Conversion Cost in US$/lb	0.12	0.22	0.21	0.19

50

Earnings Release – 1Q21

1Q20

	US$ million (excepted indicated otherwise)	Três Marias	Juiz de Fora	Cajamarquilla	Consolidation of Operations	Corporate	Smelting
	Sales Volume (Zinc content in Products)
	Tonnes	46,599	20,639	76,051	143,289		143,289
(+)	COGS	86.6	50.5	177.0	314.2	(0.9)	313.2
(-)	Cost of freight	(2.7)	(0.8)	(10.4)	(13.9)		(13.9)
(+)	On-site G&A	1.4	1.2	5.4	8.0	0.0	8.0
(-)	Depreciation, amortization and depletion	(4.6)	(3.3)	(14.4)	(22.3)		(22.3)
(-)	By-products revenue	(3.2)	(4.3)	(17.4)	(24.9)	0.9	(24.0)
(-)	Workers participation & Bonus	(0.3)	(0.3)	(1.1)	(1.6)		(1.6)
(+)	Others	(2.7)	(1.6)	(2.0)	(6.4)		(6.4)
(=)	Cash Cost (Sold)	74.5	41.5	137.1	253.0	0.0	253.0
	Cash Cost (Sold) (per ton)	1,598.0	2,009.4	1,802.3	1,765.7	0.0	1,765.8
(+)	Sustaining Capital Expenditure	4.3	2.7	2.5	9.5	1.9	11.4
(=)	Sustaining Cash Cost (Sold)	78.7	44.2	139.6	262.5	1.9	264.4
	Sustaining Cash Cost (Sold) (per ton)	1,689.5	2,140.4	1,835.8	1,832.1	0.0	1,845.6
(+)	Workers participation & Bonus	0.3	0.3	1.1	1.6		1.6
(+)	Corporate G&A					8.0	8.0
(=)	AISC (Sold)						274.1
(=)	AISC (Sold) (per ton)						1,912.6
(=)	AISC (Sold) in US$/lb						0.87

	US$ million (excepted indicated otherwise)	Três Marias	Juiz de Fora	Cajamarquilla	Smelting
	Contained Zinc Production
	Tonnes	45,934	22,141	75,585	143,661
	Cash Cost	74.5	41.5	137.1	253.0
(-)	Raw Material	(54.1)	(32.5)	(111.4)	(198.0)
(-)	Stock Variation	4.1	0.8	(13.9)	(9.0)
(+)	By-products revenue	3.2	4.3	17.4	24.9
(-)	Non-conversion costs & expenses	(9.7)	(0.0)	0.0	(9.7)
(+)	Consolidation effects	0.0	0.0	8.7	8.7
(+)	Others	0.0	0.0	0.9	0.9
(=)	Conversion Cost	18.0	14.1	38.9	70.9
(=)	Conversion Cost in US$/t	390.8	634.6	515.0	493.7
(=)	Conversion Cost in US$/lb	0.18	0.29	0.23	0.22

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